SMUCKER'S
Annual Report
2005


05060228




PROCESSED
JUL 1 2 2005
THOMSON
FINANCIAL

Financial Highlights

— The J. M. Smucker Company —

(Dollars in thousands, except per share data)	Year Ended April 30, 2005	2004
Net sales	**$2,043,877**	$1,369,556
Net income and net income per common share:		
Net income	**$ 129,073**	$ 111,350
Net income per common share – assuming dilution	**$ 2.24**	$ 2.21
Income and income per common share from continuing operations:		
Income	**$ 130,460**	$ 111,298
Income per common share – assuming dilution	**$ 2.26**	$ 2.21
Income and income per common share from continuing operations before restructuring and merger and integration costs:(1)		
Income	**$ 150,401**	$ 122,035
Income per common share – assuming dilution	**$ 2.60**	$ 2.42
Common shares outstanding at year end	**58,540,386**	50,174,707
Number of employees	**3,700**	2,950

(1) Reconciliation to income from continuing operations:	2005	2004
Income from continuing operations before income taxes	**$ 204,614**	$ 177,170
Merger and integration costs	**17,954**	1,266
Cost of products sold – restructuring	**2,466**	8,464
Other restructuring costs	**10,854**	7,362
Income from continuing operations before income taxes, restructuring, and merger and integration costs	**$ 235,888**	$ 194,262
Income taxes	**85,487**	72,227
Income from continuing operations before restructuring and merger and integration costs	**$ 150,401**	$ 122,035



On Our Cover

"Nature's Bounty" © 2005 by Loran Speck

California artist Loran Speck is internationally known for his still-life paintings rendered in the light-infused style of the Old Masters. This work in oils, which Mr. Speck created especially for our cover, celebrates the simplicity and purity of the wholesome ingredients represented in our family of brands.

Contents

Our U.S. retail brands have been a part of family meals and special occasions for more than a century. The addition of *Pillsbury, Hungry Jack* and *Martha White* to our family of brands further strengthens our commitment to providing products that are convenient, good and good for you, and that make you smile.



Dear Shareholders and Friends:

Fiscal 2005 was another record year for The J. M. Smucker Company. Momentum has never been stronger behind our core brands, including *Smucker's, Jif, Crisco, R. W. Knudsen Family,* and *Santa Cruz Organic.*

The acquisition of International Multifoods Corporation in June 2004 contributed significantly to our 2005 results. We have nearly completed the seamless integration of this business, thanks to our employees' dedication, hard work, and attention to detail. We welcome *Pillsbury, Hungry Jack, Martha White, Bick's, Robin Hood, Pet,* and *Golden Temple* to our family of brands.

Implementing Our Strategy

We remain confident in our strategy of owning and marketing leading, North American icon brands sold in the center of the store. Key strategic initiatives in 2005 included:

- **Acquiring Multifoods**, a move clearly in line with our strategy. Through this acquisition, we added a number of leading icon brands, including *Bick's* and *Robin Hood,* two top Canadian brands. Now, consistent with our geographic emphasis on North America, we are one of Canada's major food companies.



BISCUITS
Hungry Jack
AU GRATIN
PANCAKES
CRÊPES

- Completing the **divestiture of a number of businesses,** which allowed us to focus our resources on our North American, branded, retail strategy. Divestitures included the Henry Jones Foods business in Australia, our industrial ingredient businesses in the U.S. and Brazil, and Multifoods' U.S. Foodservice and Bakery division.
- Earning recognition, for the eighth consecutive year, as one of *Fortune* magazine's **"100 Best Companies to Work For."** Once again, this honor is testimony to our employees and their commitment to our Basic Beliefs: *Quality, People, Ethics, Growth,* and *Independence.*
- Starting up our **new, state-of-the-art *Uncrustables* plant** in Scottsville, Kentucky. Demand for *Uncrustables* continues to grow, and we remain excited about this opportunity. Although the startup of the new facility has taken longer than anticipated, we are confident that in the year ahead we will be positioned to meet customer supply requirements.
- Continuing our **Supply Chain Optimization Project** with the objective of providing the lowest total delivered cost to our customers and, ultimately, our consumers. Major initiatives in 2005 included the decision to consolidate our fruit spread manufacturing facilities and the establishment of a new distribution network.



SMUCKER'S
Uncrustables
PEANUT BUTTER & GRAPE JELLY SANDWICH
4 Soft Bread

- Maintaining our **commitment to collaborating with industry and business partners** to address shared opportunities. We have taken a leadership position in GS1, an organization whose goal is to define and implement worldwide standards aimed at improving the visibility and efficiency of supply and demand chains. Key initiatives include data synchronization and electronic product coding (EPC).
- Providing a **wide variety of quality products to meet consumers' diverse needs.** We continually explore opportunities to promote nutrition and wellness. Our pledge to provide healthy foods that "make you smile" extends to everyone, as evidenced by our broad array of products, which offer our consumers many choices to suit their unique dietary requirements.

As a result of these strategic initiatives and many others, we achieved record results in fiscal 2005. Sales were $2 billion, up 49 percent. Earnings were $129 million, up 16 percent, and earnings per share were $2.24, up one percent.

Decadent Peanut Butter Pie



Yield: 8 servings

Ingredients:
- 1 Prepared chocolate cookie pie crust
- 1 Cup **Jif® Creamy Peanut Butter**
- 1 Package (8 oz.) cream cheese, at room temperature
- 1/2 Cup sugar
- 1 Container (12 oz.) frozen, non-dairy whipped topping, thawed, divided
- 1 Jar (11.75 oz.) **Smucker's® Hot Fudge Topping,** divided

Drizzle:
- 2 Tablespoons **Smucker's® Hot Fudge Topping**
- 2 Tablespoons **Jif® Creamy Peanut Butter**

Classic Thumbprint Cookies



Yield: 3 dozen cookies

Ingredients:
- 2 Cups **Pillsbury Best® All-Purpose** or **Unbleached Flour**
- 1/2 Cup brown sugar, packed
- 1 Cup butter, at room temperature
- 2 Large eggs, separated
- 1/4 Teaspoon salt
- 1 1/2 Teaspoons vanilla
- 2 Cups walnuts or pecans, finely chopped
- 1 Cup **Smucker's® Preserves** or **Jam,** any flavor or combination of flavors

Banana Brownie Split Sundaes



Yield: 10 servings

Ingredients:
- 1 Package (19.5 oz.) **Pillsbury® Brownie Classic Traditional Fudge Brownie Mix**
- 1/2 Cup **Crisco® Vegetable Oil**
- 1/4 Cup water
- 2 Eggs
- 1 Quart (4 cups) strawberry ice cream
- 2-3 Bananas, sliced
- 1 Cup fresh strawberries, sliced
- 1 Cup **Smucker's® Hot Fudge Ice Cream Topping,** warmed
- 2/3 Cup frozen, non-dairy whipped topping, thawed

Chicken Tortilla Soup



Yield: 6–8 servings

Ingredients:
- **Crisco® No-Stick Cooking Spray**
- 8 6-inch tortillas
- 2 Tablespoons **Crisco® Canola Oil**
- 1 Medium onion, chopped
- 2 Cups cooked chicken, diced
- 1 Can (15 1/4 oz.) whole kernel corn, drained
- 1 Can (15 oz.) black beans, drained
- 1 Can (15 oz.) diced tomatoes, with juice
- 1 Can (4 oz.) chopped green chilies, drained
- 1 Package (1 1/4 oz.) taco seasoning mix
- 2 Cans (14 1/2 oz.) chicken broth
- 1 Tablespoon lime juice
- Shredded cheddar cheese, chopped cilantro, sour cream, lime slices

Sesame Beef Stir Fry



Yield: 4 servings

Ingredients:
- 5 Tablespoons dark soy sauce
- 8 Tablespoons **Crisco® Canola** or **Vegetable Oil**
- 2 Teaspoons honey
- 2 Teaspoons Dijon mustard
- 1/2 Teaspoon red pepper flakes
- 1 Pound flank steak, cut into thin strips
- 2 Cloves garlic, minced
- 2 Teaspoons fresh ginger, minced
- 1 Medium onion, thinly sliced
- 1 Red bell pepper, thinly sliced
- 1 Green pepper, thinly sliced
- 1 Bunch broccoli, cut into flowerets
- 1 Can (8 oz.) sliced water chestnuts
- 3 Tablespoons sesame seeds, toasted
- Steamed rice

Cheesy Potato Corn Cakes



Yield: 8 Servings (16 corn cakes)

Ingredients:
- 2 Cups **Hungry Jack® Mashed Potato Flakes**
- 1 Can (11 oz.) whole kernel corn with red and green peppers, drained
- 3/4 Cup shredded cheddar cheese
- 2 Tablespoons **Pillsbury Best® All Purpose** or **Unbleached Flour**
- 2 Tablespoons **Martha White® Corn Meal**
- 1 1/2 Teaspoons seasoned salt
- 1 Teaspoon dried basil leaves
- 1/2 Teaspoon garlic powder
- 1/4 Teaspoon pepper
- 2 Cups milk
- 1 Egg, beaten
- 1/4 Cup butter or margarine
- Grated Parmesan cheese, if desired

Peanut Butter Kiss Cookies



Yield: 5 dozen cookies

Ingredients:
- 1/2 Cup margarine
- 1/2 Cup **Smucker's® Natural** or **Jif® Creamy Peanut Butter**
- 1/2 Cup granulated sugar
- 1/2 Cup firmly packed brown sugar
- 1 Egg
- 2 Tablespoons milk
- 1 Teaspoon vanilla
- 1 3/4 Cups **Pillsbury Best® All-Purpose Flour**
- 1 Teaspoon baking powder
- 1/4 Teaspoon salt
- 1/8 Teaspoon baking soda
- 1 Bag chocolate candies, unwrapped

Herbed Cornbread Dressing with Dried Fruit



Yield: 8–10 servings

Ingredients:
- 2 Packages (6 oz.) **Martha White® Buttermilk Cornbread Mix,** prepared according to package directions
- 1/2 Cup butter
- 1 Cup celery, chopped
- 1/2 Cup onion, chopped
- 1 Package (6 oz.) dried apricots, coarsely chopped (about 1 cup)
- 1/3 Cup sweetened dried cranberries
- 1/4 Cup fresh parsley, chopped
- 1 1/2 Teaspoons dried sage leaves
- 1/2 Teaspoon dried thyme leaves
- 1/2 Teaspoon pepper
- 1 1/2 Cups chicken broth

Classic Thumbprint Cookies

Preparation Directions:

- Preheat oven to 350°F. Coat two baking sheets with cooking spray.
- In large mixing bowl, beat sugar, butter, egg yolks, vanilla and salt. Slowly add the flour and stir until well blended.
- In a small bowl, beat egg whites until foamy. Put nuts in a separate bowl.
- Using a teaspoon, scoop out dough and shape into 1-inch balls. Dip each dough ball into the egg whites, then roll in the nuts and place on a prepared baking sheet. Using a teaspoon or your thumb, make a round indentation in the top of each cookie, being sure not to make a hole all the way through the dough.
- Bake cookies for 8 minutes (they will not be fully baked); remove from oven. Using a teaspoon or other small spoon, scoop the preserves into the indentation of each cookie. Return cookies to oven to bake another 6–10 minutes, or until lightly browned. Remove from oven; cool on a wire rack.

Decadent Peanut Butter Pie

Preparation Directions:

- In a medium bowl, beat together the *Jif* Peanut Butter, cream cheese and sugar. Gently fold in 3 cups whipped topping. Spoon mixture into prepared pie shell. Using a spatula, smooth mixture to edges of pie.
- Reserving 2 tablespoons of *Smucker's* Hot Fudge topping, place remaining topping into a microwave-safe bowl, or glass measuring cup. Microwave for 1 minute. Stir. Spread topping over pie to cover the peanut butter layer. Refrigerate until serving time.
- Just before serving, spread the remaining whipped topping over the hot fudge layer, being careful not to mix the two layers.
- Place the 2 tablespoons hot fudge topping in a small ziptop bag and knead for a few seconds. Cut a tiny hole in the corner of the bag and drizzle over pie. Do the same with 2 tablespoons peanut butter going in the opposite direction of the hot fudge.

Chicken Tortilla Soup

Preparation Directions:

- Preheat oven to 350°F. Spray a baking sheet and both sides of the corn tortillas with *Crisco* No-Stick Cooking Spray. Slice the tortillas into strips; sprinkle lightly with salt. Place on baking sheet; bake for 12–15 minutes or until crisp and lightly browned. Set aside.
- Meanwhile, in a Dutch oven or soup pot, heat *Crisco* Canola Oil over medium high heat. Add onions and sauté until soft. Add chicken, corn, beans, tomatoes, chilies and taco seasoning; stir to combine. Add chicken broth; stir. Bring to a boil; reduce heat and simmer, 10–15 minutes. Stir in lime juice.
- To serve, place a few tortilla strips into soup bowl; ladle soup over. Sprinkle with cheese and cilantro. Top with remaining tortilla strips. Garnish with sour cream and a lime slice.

Banana Brownie Split Sundaes

Preparation Directions:

- Preheat oven to 350°F. Line 15x10x1-inch baking pan with foil, leaving 2 inches of foil hanging over each end. Lightly grease foil.
- Prepare brownies as directed on package using water, oil and eggs. Spread batter evenly in greased foil-lined pan. Bake 15–20 minutes. Cool 1 hour.
- To remove brownies from pan, lift foil ends; place on flat surface. Cut brownies using 2 1/2 to 3-inch star-shaped or round cookie cutter. Remove from foil with spatula. (Save scraps from cutouts for another use.)
- To serve, scoop ice cream into individual bowls; top with banana slices and strawberries. Drizzle with ice cream topping and dollop with whipped topping. Garnish with brownie stars.

Cheesy Potato Corn Cakes

Preparation Directions:

- In large bowl, combine potato flakes, corn, cheddar cheese, flour, corn meal, seasoned salt, basil, garlic powder and pepper; mix well. Add milk and egg; mix well. Let stand 2–3 minutes or until liquid is absorbed.
- Melt 1 to 2 tablespoons of the butter in 12-inch nonstick skillet over medium heat. Drop potato mixture by 1/4 cupfuls into skillet. Carefully press each to form 3-inch round. Cook 6–8 minutes or until golden brown, turning once. Sprinkle with Parmesan cheese. Repeat with remaining butter and potato mixture.

Sesame Beef Stir Fry

Preparation Directions:

- In a medium bowl, whisk together soy sauce, 4 tablespoons *Crisco* Oil, honey, mustard, and red pepper flakes.
- Add steak and toss. Marinate, covered at room temperature for 15 minutes.
- In a wok or heavy skillet, heat 2 tablespoons oil over moderately high heat until hot, but not smoking.
- Sauté garlic, ginger, onion, bell peppers and broccoli, stirring, 5–7 minutes. Transfer mixture to another bowl.
- Heat 2 tablespoons oil in wok over high heat until hot, but not smoking.
- Sauté steak, stirring about 2 minutes.
- Stir in sautéed vegetables, water chestnuts and sesame seeds until heated through.
- Serve over steamed rice with additional soy sauce.

Herbed Cornbread Dressing with Dried Fruit

Preparation Directions:

- Preheat oven to 375°F. Grease a shallow 2 1/2-quart baking dish or pan. Coarsely crumble cornbread; place in large bowl. In large skillet, cook onions and celery in butter over medium high heat until vegetables are tender, stirring occasionally. Add vegetable mixture and all remaining ingredients to cornbread; mix well, stirring gently so cornbread does not crumble completely. Spoon into greased baking dish. Bake 30–35 minutes or until golden brown.

Peanut Butter Kiss Cookies

Preparation Directions:

- Preheat oven to 375°F. In a large mixer bowl, beat margarine and peanut butter with electric mixer on medium speed about 30 seconds. Add the sugars and beat until fluffy. Add egg, milk, and vanilla. Beat well.
- In a mixing bowl, stir together flour, baking powder, salt, and baking soda. With mixer on low speed, gradually add flour mixture to peanut butter mixture, beating well. If necessary, cover and chill about one hour for easier handling.
- Shape dough into one-inch balls. Roll in additional granulated sugar. Place about two inches apart on ungreased cookie sheets. Bake 10–12 minutes, or until edges are firm.
- Immediately press a chocolate candy atop each cookie. With a spatula, lift cookies onto cooling rack. When cool, store in an airtight container.


BETTER TASTING
NOW MORE MOIST!
MarthaWhite
Artificially Flavored
Strawberry
With Artificial Strawberry Bits
Muffin Mix
JUST ADD MILK!
GOOD SOURCE OF CALCIUM AND 5 VITAMINS + IRON


MarthaWhite
PLAIN ENRICHED BOLTED WHITE
CORN MEAL


SMUCKER'S
Uncrustables
PEANUT BUTTER & STRAWBERRY JAM SANDWICH
4 Soft Bread SANDWICHES
KEEP FROZEN
Thaw'n Serve


SMUCKER'S
NATURAL
Peanut Butter
CHUNKY


Pillsbury
EXTRA RICH & FUDGY!
New!
PREMIUM BROWNIE MIX
Fudge Supreme
Peanut Butter Swirl
Real Peanut Butter
Jif


NO MESS CAP!
SMUCKER'S
Sundae Syrup
BUTTERSCOTCH


SMUCKER'S
SUGAR FREE
Apricot Preserves
NUTRASWEET


Jif
Jif
CREAMY
PEANUT BUTTER
FRESH ROASTED


SMUCKER'S
All Natural INGREDIENTS
Strawberry
Preserves




Pillsbury
Creamy Supreme
Vanilla



Credit for achieving these record results goes to the entire Smucker team, which is dedicated to serving all of our constituents: consumers, customers, employees, suppliers, and the communities in which we work. If we serve our constituents well, we will achieve our objective of providing long-term value for you, our shareholder.

Following are highlights from each of our business areas.

U.S. Retail Segment

Our largest reporting segment, U.S. Retail, had another outstanding year, with total sales up 40 percent. Sales of our core brands—which in this segment include *Smucker's, Jif,* and *Crisco*—grew five percent.

In addition to the above-mentioned brands, U.S. Retail includes sales of *Pillsbury, Hungry Jack, Martha White,* and *Pet* products to grocery, mass retail, drug, dollar, military, and warehouse club channels. We continue to grow our market share leadership in the fruit spread, peanut butter, ice cream topping, oil, and shortening categories.

Fruit Spreads & Peanut Butter—Consistent with our commitment to providing our consumers with the highest quality and variety of choices, we launched a number of new products this past year. Sales of *Smucker's Squeeze* fruit spreads have exceeded our expectations. This packaging option, which is popular with both adults and kids, resulted from our ongoing efforts to understand what consumers want in terms of convenience and ease of use. We also added four new items to our range of peanut butter products: *Jif* Peanut Butter & Honey, for those who enjoy a bit of golden sweetness with the fresh-roasted taste of *Jif; Smucker's* Natural Peanut Butter with Honey; and *Adams* and *Laura Scudder* natural peanut butters, made with 100 percent organic peanuts.


SMUCKER'S
Squeeze
STRAWBERRY
ADAMS
ORGANIC
Jif
CREAMY

We also initiated a long-term plan of marketing to Hispanic consumers, including new advertising in selected markets.

Uncrustables—We are pleased with the continued demand for *Smucker's Uncrustables* peanut butter and jelly and grilled cheese sandwiches. *Uncrustables* are an easy way to enjoy one of life's simple pleasures—a wholesome, satisfying sandwich that tastes as good as homemade.

Ice Cream Toppings—Our selection of ice cream toppings—like our range of fruit spreads—offers consumers a wide choice of flavors, varieties, sizes, and packages. We are currently launching a product called *Sundae Singles,* which deliver *Smucker's* delicious, rich toppings in a single serving container. *Sundae Singles* are perfect for small households or for use as a dip for fruit or other snacks.

Potatoes, Pancakes, and Syrup—With *Hungry Jack* now part of our family of brands, we participate in the prepared side dish and breakfast baking mix segments. In addition, *Hungry Jack* breakfast syrups complement our *Smucker's* fruit syrups, expanding our presence in that category. *Hungry Jack* is a well-established brand, trusted for providing consistent, homemade goodness. Since acquiring *Hungry Jack,* our focus has been on expanding distribution, improving product formulations, updating packaging, and developing a long-term brand strategy and marketing support plan.


Crisco
Crisco

Baking and Oils—Adding *Pillsbury, Martha White,* and *Pet* brands to our *Crisco* business gives us a significant presence in the baking aisle. We believe that this stable of leading, icon brands offers customers and consumers the solutions they seek and will allow us to drive growth in the baking category.

Our new *Crisco* 64-ounce *Simple Measures* bottle—the first packaging innovation in the category for a number of years—has been well received. *Simple Measures* features a cap that functions as a built-in measuring cup. When the cap is replaced, unused oil drains neatly back into the bottle.

Recent market conditions have resulted in lower soybean costs, a development that follows a two-year period during which soybean prices hit a 20-year high. In January 2005, we were able to lower prices for *Crisco* oil and shortening, and we have seen a corresponding upturn in sales.

Sales of *Pillsbury* baking products exceeded our expectations in 2005, our first year of owning the business. Throughout the category, value-added baking mix kits are driving profitability for both manufacturers and retailers. We are fully participating in this trend with our *Pillsbury* Ultimate Dessert Kits. Currently offered in three varieties, with four more planned, Ultimate Dessert Kits allow consumers to create impressive desserts in minutes. And according to *Good Housekeeping* magazine, the nation's best-tasting brownie mix is our *Pillsbury* Fudge Supreme Chocolate Extreme.


Pillsbury
Pillsbury
Fudge Supreme
Chocolate Extreme

The *Pillsbury Doughboy,* one of America's best-loved brand icons, turned 40 this year, and we have planned a number of family-fun celebrations, including a sampling tour that will travel to 20 cities across the country this summer.

We also welcome to the Smucker family our employees at the Toledo, Ohio, baking mix plant. We look forward to their many contributions.

Special Markets Segment

Our Special Markets segment includes our Canadian, Beverage, International, and Foodservice businesses. In 2005, we divested our Industrial fruit ingredient business, which had been part of Special Markets. Segment sales increased 74 percent over the prior year, primarily as a result of the addition of the Multifoods business in Canada. Sales for this segment, excluding Industrial, were up 96 percent.

Canada—Although we have served Canada for a number of years, adding the Multifoods business significantly increased our total sales and branded presence in that market. We therefore have established the division as a new strategic business area. Today in Canada, we sell *Bick's*—the leading pickle and condiment brand—and *Robin Hood*—the number-one flour brand—along with *Smucker's, Jif,* and *Crisco* products.

We continue to provide Canadian consumers with *Smucker's* fruit spreads produced by our employees in Ste. Marie, Quebec.

Bick's pickles, famous for their "crunch," are produced in Dunnville, Ontario. *Bick's* condiments have been a part of family picnics and holiday occasions since 1952.

Robin Hood has provided high-quality, consistent flour for the discerning Canadian baker since 1909. In addition to flour, *Robin Hood* offers baking mixes and hot cereals and recently introduced a new line of pancake mixes in a convenient, resealable bag. Our employees operate a total of three *Robin Hood* flour mills, which are located in Saskatoon, Saskatchewan; Port Colborne, Ontario; and Montreal, Quebec; and two baking mix plants, one in Burlington, Ontario, and one in Montreal, Quebec.

In addition to our branded retail flour business, we are a major supplier of flour and value-added, grain-based products to the foodservice and industrial baking industries.

In the year ahead, we will be launching new advertising for *Bick's* and *Robin Hood,* including the first television campaign for either brand in a number of years.

We would especially like to thank our employees in Canada for their tremendous effort and dedication over this past year. Significant changes resulted from the merger of our two businesses in Canada, and we believe we are well positioned for long-term growth and success.

Beverage—We continue to grow our leadership position in the natural foods channel with sales of *R. W. Knudsen* natural beverages and *Santa Cruz Organic* products.

Sales for the division were up six percent compared to last year. The increase was driven by distribution gains in natural food stores, mainstream grocery stores, mass retail, and the warehouse club channel. Smucker Quality Beverages continues to meet today's consumer needs through the development of innovative, new products that are "good and good for you."


THE ORIGINAL
HIGH IN FIBRE
RED RIVER
HOT CEREAL
100% NATURAL
NO ADDITIVES
1.35 kg


SOURCE OF FIBRE
OLD MILL
100% NATURALLY NUTRITIOUS
QUICK OATS
From the makers of
1.35 kg


SMUCKER'S
Sundae Syrup
CHOCOLATE
CHOCOLAT


Jif
Jif
CREAMY PEANUT BUTTER
CRÉMEUX BEURRE D'ARACHIDE
FRESH ROASTED PEANUT TASTE


Robin Hood
All Purpose
FLOUR
Enriched and pre-sifted
Original


SMUCKER'S
PURE
Strawberry Jam
Confiture de Fraises


Réfrigérer Une Fois Ouvert
Double Fruit
Régulière
Framboises
500 mL



In Canada, our products have a rich heritage of bringing smiles to families at every meal. *Robin Hood* and *Bick's* — together with *Smucker's, Jif* and *Crisco* — provide us with even greater opportunities to offer our consumers high quality, wholesome products from brands and a Company they trust.



Foodservice—Our Foodservice division recorded another strong year, with sales of *Smucker's* and *Dickinson's* portion control products up seven percent during fiscal 2005. Foodservice operators continue to associate our brands with value and quality. In our portion control business, we are experiencing significant growth with healthcare and eldercare providers. Consistent with our philosophy of providing consumers a variety of choices, we offer foodservice operators many of our retail products, including our *Sugar Free* fruit spreads, in portion control servings.

Sales to schools grew six percent in 2005. We remain pleased with the demand from primary and secondary schools for our *Smucker's Uncrustables* peanut butter and jelly sandwiches. *Uncrustables* are a regular menu item in many of the nation's school cafeterias.

International—Primary markets for our International business are Mexico, Latin America, the Caribbean, the Middle East, Asia, and Scotland. Products from our family of brands also are exported to more than 45 countries. Sales for International were up one percent. Henry Jones Foods and Smucker do Brasil, which were divested in 2005, were previously reported within our International business. Results for these two businesses have been classified within discontinued operations.

Supply Chain

We continue to explore opportunities to more effectively and efficiently move products from field to store shelf. We all benefit when consumers have easy access to high-quality products at the lowest delivered cost. With the addition of the brands acquired from Multifoods, we have established a new distribution network. This allows our customers to order all of our products from one distribution point, decreasing delivery times.

To better satisfy our customers' and consumers' needs, we have implemented several supply chain technology initiatives and are performing leading-edge work with EPC. When information is successfully synchronized, processing invoices and replenishing store shelves becomes more efficient.

As part of our Supply Chain Optimization Project, we announced the difficult decision to close our Salinas, California, facility. Fruit spread production from the Salinas facility will be relocated to Orrville, Ohio, and Memphis, Tennessee. We thank our employees in Salinas for their many years of dedication to our Company.

Outlook

We have never been more excited about our future, and we believe the best is yet to come. As we implement our strategy, we are confident for the following reasons:

- Our Company is rich in heritage, with a strong culture and a tradition of commitment to quality that goes back more than 108 years. We are rooted in history, yet we look to the future.
- We are focused on owning and managing icon food brands with a position of market leadership in North America.
- We possess considerable expertise in marketing and growing brands. Leveraging that strength will yield significant growth.
- We remain dedicated to our Basic Beliefs—the time-honored principles that serve as our Company's foundation and stand as guideposts for our strategy and endeavors.

We thank you, our shareholders, for your continued support and long-term investment in our Company. And we express sincere thanks to our employees for their never-ending dedication to "doing the right things, and doing things right."

Sincerely,





Tim Smucker　　Richard Smucker

Five-Year Summary of Selected Financial Data

The following table presents selected financial data for each of the five years in the period ended April 30, 2005, restated for discontinued operations, as discussed in Note C to the consolidated financial statements. The selected financial data was derived from the consolidated financial statements and should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Liquidity and Capital Resources" and the consolidated financial statements and notes thereto.

	Year Ended April 30,				
(Dollars in thousands, except per share data)	**2005**	2004	2003	2002	2001
Statement of Income:					
Net sales	**$2,043,877**	$1,369,556	$1,270,098	$649,997	$615,268
Income from continuing operations before cumulative effect of change in accounting method	**$ 130,460**	$ 111,298	$ 94,212	$ 29,324	$ 28,100
Discontinued operations	**(1,387)**	52	2,130	1,527	122
Cumulative effect of change in accounting method	**—**	—	—	—	(1,016)
Net income	**$ 129,073**	$ 111,350	$ 96,342	$ 30,851	$ 27,206
Financial Position:					
Long-term debt	**$ 431,560**	$ 135,000	$ 135,000	$135,000	$135,000
Total assets	**2,635,894**	1,684,125	1,615,407	524,892	479,104
Shareholders' equity	**1,690,800**	1,210,693	1,124,171	280,144	250,785
Other Data:					
Earnings per common share:					
Income from continuing operations before cumulative effect of change in accounting method	**$ 2.29**	$ 2.23	$ 1.99	$ 1.27	$ 1.17
Discontinued operations	**(0.03)**	0.01	0.05	0.06	—
Cumulative effect of change in accounting method	**—**	—	—	—	(0.04)
Net income	**$ 2.26**	$ 2.24	$ 2.04	$ 1.33	$ 1.13
Income from continuing operations before cumulative effect of change in accounting method – assuming dilution	**$ 2.26**	$ 2.21	$ 1.97	$ 1.25	$ 1.16
Discontinued operations – assuming dilution	**(0.02)**	—	0.05	0.06	—
Cumulative effect of change in accounting method – assuming dilution	**—**	—	—	—	(0.04)
Net income – assuming dilution	**$ 2.24**	$ 2.21	$ 2.02	$ 1.31	$ 1.12
Dividends declared per common share	**$ 1.02**	$ 0.94	$ 0.83	$ 0.68	$ 0.68

Summary of Quarterly Results of Operations

The following is a summary of unaudited quarterly results of operations for the years ended April 30, 2005 and 2004.

(Dollars in thousands, except per share data)						Earnings per Common Share		Earnings per Common Share – Assuming Dilution	
	Quarter Ended	Net Sales	Gross Profit	Income from Continuing Operations	Net Income	Income from Continuing Operations	Net Income	Income from Continuing Operations	Net Income
2005	July 31, 2004	$413,267	$144,188	$27,487	$32,848	$0.51	$0.61	$0.50	$0.60
	October 31, 2004	588,922	188,881	40,663	38,005	0.70	0.65	0.69	0.65
	January 31, 2005	550,234	174,198	35,524	36,108	0.61	0.62	0.60	0.61
	April 30, 2005	491,454	150,149	26,786	22,112	0.46	0.38	0.45	0.38
2004	July 31, 2003	$339,176	$119,426	$26,357	$25,785	$0.53	$0.52	$0.53	$0.51
	October 31, 2003	374,203	132,970	32,719	32,067	0.66	0.64	0.65	0.64
	January 31, 2004	343,788	126,526	31,120	31,318	0.62	0.63	0.62	0.62
	April 30, 2004	312,389	103,679	21,102	22,180	0.42	0.44	0.42	0.44

The first quarter of 2005 and all quarters of 2004 reflect the restatement of previously reported quarterly information for discontinued operations, as discussed in Note C to the consolidated financial statements.

Annual earnings per share may not equal the sum of the individual quarters due to differences in the average number of shares outstanding during the respective periods.

Stock Price Data

The Company's common shares are listed on the New York Stock Exchange — ticker symbol SJM. The table below presents the high and low market prices for the shares and the quarterly dividends declared. There were approximately 346,900 shareholders as of the June 20, 2005 record date, of which 89,141 were registered holders of common shares.

	Quarter Ended	High	Low	Dividends
2005	July 31, 2004	$53.12	$40.80	$0.25
	October 31, 2004	47.00	41.85	0.25
	January 31, 2005	47.63	43.44	0.25
	April 30, 2005	51.65	46.31	0.27
2004	July 31, 2003	$42.01	$35.64	$0.23
	October 31, 2003	43.82	37.61	0.23
	January 31, 2004	47.56	43.10	0.23
	April 30, 2004	53.50	46.03	0.25

Executive Summary

The J. M. Smucker Company ("the Company"), headquartered in Orrville, Ohio, is the leading manufacturer and marketer of jams, jellies, preserves, and other fruit spreads in the U.S. It is also the leader in dessert toppings, peanut butter, shortening and oils, and health and natural foods beverages in North America under such icon brands as *Smucker's, Jif,* and *Crisco,* and markets a wide variety of other specialty products throughout North America and in many foreign countries. The Company is widely known and trusted for quality food products.

In addition to the *Smucker's, Jif,* and *Crisco* brands, the Company's expanded portfolio in fiscal 2005 includes the following icon brands in the U.S.: *Pillsbury* flour, baking mixes, and ready-to-spread frostings; *Hungry Jack* pancake mixes, syrup, and potato side dishes; *Martha White* baking mixes and ingredients; and *Pet* evaporated milk; in Canada: *Robin Hood* flour and baking mixes; *Bick's* pickles and condiments; and *Golden Temple* atta flour and rice. In addition to these leading brands, the Company markets products under numerous other brands, including *Dickinson's, Laura Scudder's, Adams, Double Fruit* (Canada), *R.W. Knudsen Family,* and *Santa Cruz Organic.*

The Company distributes its products through grocery and other retail outlets, foodservice establishments, schools, specialty and gourmet shops, health and natural foods stores, and consumer direct vehicles such as the Internet and a showcase store in Orrville, Ohio.

Since the 1998 inception of *Fortune* magazine's annual survey of the "100 Best Companies to Work For," the Company has consistently been recognized as one of the top 25 companies to work for in the United States. The Company has over 3,500 employees worldwide and distributes products in more than 45 countries.

Results of Operations

On June 18, 2004, the Company completed its acquisition of Minneapolis-based International Multifoods Corporation ("Multifoods") in a tax-free stock and cash transaction valued at approximately $871 million. Multifoods had consolidated net sales for the fiscal year ended February 28, 2004, of approximately $908 million. With the acquisition, the Company added an array of North American icon brands, marketed in the center of the store, to the existing Smucker family of brands. This transaction has been accounted for as a purchase business combination. The results of Multifoods' operations are included in the Company's consolidated financial statements from the date of the acquisition.

The Company's strategy is to own and market leading North American icon brands sold in the center of the store. In support of this strategy, on June 16, 2004, the Company sold its Australian subsidiary, Henry Jones Foods ("HJF") to SPC Ardmona Ltd. The transaction generated proceeds of approximately $35.7 million in cash and resulted in a gain of approximately $9 million ($1.5 million, net of tax). On October 6, 2004, the Company sold its Brazilian subsidiary, Smucker do Brasil, Ltda., to Cargill, Incorporated, generating proceeds of approximately $6.9 million in cash and resulting in a loss of approximately $5.9 million ($2.8 million, net of tax).

On February 18, 2005, the Company sold the Multifoods U.S. foodservice and bakery products businesses, including the Canadian foodservice locations operated under the Gourmet Baker name, which were acquired as part of Multifoods. This sale to Value Creations Partners, Inc. generated proceeds consisting of $33 million in cash and a $10 million subordinated promissory note.

The Australian subsidiary, the Brazilian subsidiary, and the Multifoods U.S. foodservice and bakery products businesses are considered to be discontinued operations and are excluded from the discussions below.

— Net Sales —

The following table presents net sales information.

	Year Ended April 30,		
(Dollars in thousands)	**2005**	2004	2003
U.S. retail market:			
Smucker's brand	**$ 354,260**	$ 327,696	$ 293,140
Jif and *Crisco* brands	**618,892**	605,041	535,434
Multifoods brands	**356,165**	—	—
Other brands	**75,874**	69,569	61,297
Total U.S. retail market	**$1,405,191**	$1,002,306	$ 889,871
Special markets:			
Multifoods brands	**$ 270,066**	$ —	$ —
Other brands	**368,620**	367,250	380,227
Total special markets	**$ 638,686**	$ 367,250	$ 380,227
Total net sales	**$2,043,877**	$1,369,556	$1,270,098

Sales in 2005 increased $674.3 million, or 49 percent, from 2004. The acquired Multifoods businesses contributed $626.2 million of the total increase. Excluding the contribution of the Multifoods brands, sales were up nearly four percent. Other factors favorably impacting sales in 2005 were foreign exchange rates and the pricing environment in the shortening and oils business.

In the U.S. retail market segment, sales were $1,405.2 million in 2005, up $402.9 million, or approximately 40 percent, from 2004. The Multifoods contribution for 2005 was $356.2 million. The Company's sales of *Smucker's, Jif,* and *Crisco* contributed approximately ten percent of the total sales increase for the segment. In addition, sales of *Uncrustables* increased 37 percent in 2005 as the Company continued to build on the success experienced in 2004.

The special markets segment is comprised of the foodservice, beverage, Canada, international, and industrial business areas. The Canadian business acquired from Multifoods has been combined with the Company's previous Canadian business to form the new Canada business area. Sales in this segment were $638.7 million in 2005 compared to $367.3 million in 2004, an increase of 74 percent. The overall sales increase reflects the segment's addition of sales in our Canada business and the growth in the foodservice and beverage areas, which were offset by the divestiture of the industrial business. The Multifoods contribution for 2005 was $270.1 million. Excluding the contribution from Multifoods and the industrial business, the special markets segment would have been up five percent in 2005.

In the foodservice area, 2005 sales were up five percent from 2004 due to a seven percent growth in traditional portion control items, primarily under the *Smucker's* brand, and increased sales in the schools market. Sales of *Uncrustables* increased six percent in 2005 in the schools market despite capacity constraints that were experienced during the first half of the year.

Beverage area sales were up six percent in 2005. Sales of *R. W. Knudsen Family* and *Santa Cruz Organic* products were up nine and five percent, respectively, for 2005, while sales of *After The Fall* continued to decline, as a result of the strategic decision to regionalize this brand. Nonbranded sales for the business area were up six percent in 2005.

In the international area, sales were up one percent in 2005 from 2004. Sales in Mexico and Latin America experienced strong growth in 2005 with the entire geographic region up over 26 percent from 2004. The South Asia export market was also strong for the year with sales up ten percent. Sales in Scotland and other export markets were down eight percent and 35 percent, respectively, from 2004 primarily due to the restructuring program in Europe and the United Kingdom in the first quarter of the year.

Finally, sales in the Company's industrial business were down 22 percent for 2005. Approximately 70 percent of this decline, or $10.5 million in sales, was the result of planned decreases associated with the strategic decision to exit certain low-margin contracts. The remaining shortfall was caused by the sale of the ingredients business in 2005 resulting in a gain of approximately $1.2 million ($0.7 million, net of tax).

Sales in 2004 increased $99.5 million, or eight percent, over 2003. The *Jif* and *Crisco* business contributed $85.0 million of the increase in 2004. Net sales for 2004 benefited from one additional month of *Jif* and *Crisco* sales totaling $47.3 million, as the merger closed on June 1, 2002, one month into the 2003 fiscal year. Other factors favorably impacting sales in 2004 were foreign exchange rates and price increases in the shortening and oils business.

In the U.S. retail market segment, sales were $1,002.3 million in 2004, up $112.4 million, or nearly 13 percent, from 2003. *Jif* and *Crisco* contributed over 60 percent of the overall 2004 sales increase for the segment. *Smucker's* branded sales also had strong growth during 2004, up 12 percent over 2003, as the Company realized increased sales in its fruit spreads and natural peanut butter categories. In addition, sales of *Uncrustables* increased significantly in 2004 as the Company completed its national rollout. The only area within the segment realizing declines during 2004 was specialty foods, which was down three percent due to a planned decrease in nonbranded business.

Sales in the special markets segment were $367.3 million in 2004 compared to $380.2 million in 2003, a decrease of three percent. This decline reflects the planned exit of certain low-margin contracts in both the industrial and foodservice business areas. Excluding these planned decreases, the special markets segment would have been up four percent in 2004. Sales in 2004 were up in the Canada, beverage, and foodservice areas, while sales in the industrial area were down from 2003.

In Canada, sales were up 24 percent in 2004 from 2003 due primarily to favorable exchange rates, which contributed approximately $8.2 million to the overall sales growth of $12.3 million. As measured in local currency, Canadian sales were strong, up eight percent in 2004, due primarily to the impact of the additional month of *Crisco* sales.

In the international area, sales were down three percent despite strong growth in 2004 in Mexico and Latin America, up over 20 percent from 2003. All other regions, including Scotland and other export markets, were down from 2003.

In the foodservice area, 2004 sales were up three percent from 2003 due to a six percent growth in traditional portion control items, primarily under the *Smucker's* brand, and increased sales in the schools market. Sales of *Uncrustables* increased 39 percent in 2004 in the schools market despite capacity constraints that were experienced during much of the year. Effective May 2003, the Company discontinued its role as master distributor for the Lea & Perrins brand. This decision resulted in the reduction in 2004 of approximately $8 million of sales that had been included in 2003. Excluding this impact, sales in the foodservice area were up 11 percent in 2004.

Beverage area sales were up eight percent in 2004, due primarily to strong growth in its nonbranded business, which was up nearly 40 percent. Sales of *R. W. Knudsen Family* and *Santa Cruz Organic* products also were up nine and 14 percent, respectively, for 2004, while sales of *After The Fall* declined 20 percent as a result of the strategic decision to regionalize this brand.

Finally, sales in the Company's industrial business were down 34 percent for 2004. Approximately half of this decline, or $20 million in sales, was the result of planned decreases associated with the strategic decision to exit certain low-margin contracts. The remaining shortfall was caused by softness in sales of bakery ingredients.

— Operating Income —

The following table presents components of operating income as a percentage of net sales.

	Year Ended April 30,		
	2005	2004	2003
Gross profit	**32.2%**	35.2%	35.2%
Selling, distribution, and administrative:			
Advertising	**2.4%**	3.9%	3.6%
Marketing and selling	**7.7**	7.8	8.1
Distribution	**2.9**	2.0	2.2
General and administrative	**7.0**	8.0	7.7
Total selling, distribution, and administrative	**20.0%**	21.7%	21.6%
Restructuring and merger and integration	**1.4%**	0.6%	0.9%
Operating income	**10.8%**	12.9%	12.7%

Operating income increased $43.8 million for 2005, or 25 percent, over 2004 while operating margin decreased from 12.9 percent to 10.8 percent, due to the inclusion of the lower margin Multifoods brands. Included in 2005 operating income was approximately $31.3 million of restructuring and merger and integration related costs, while 2004 included $17.1 million of similar charges. Positive contributors to operating income in 2005 included the overall growth of the higher margin U.S. retail market segment, including gains in the *Smucker's, Jif,* and *Crisco* brands. The Company's gross margin was 32.2 percent in 2005 versus 35.2 percent in 2004. The addition of the lower-margin Multifoods brands was a primary contributor to this difference, along with higher raw material costs and costs associated with the start up of the Scottsville, Kentucky, facility.

Selling, distribution, and administrative ("SD&A") expenses increased 37 percent during 2005, but decreased as a percent of net sales to 20.0 percent from 21.7 percent. The Company increased its marketing expense by 20 percent during 2005 in support of the *Smucker's* and *Jif* brands, the continued retail rollout of *Uncrustables,* as well as support of the newly acquired Multifoods brands. In addition, the Company incurred certain costs related to the maintenance of Multifoods' Minnetonka, Minnesota, facility that will close by June 30, 2005. Other factors contributing to the total expense increase in SD&A were increased expenses to support the acquired business and increased costs associated with regulatory requirements. This increase in costs was more than offset by the overall increase in sales due to the acquisition.

Operating income increased $16.0 million for 2004, or ten percent, over 2003 while operating margin improved slightly to 12.9 percent compared to 12.7 percent. Included in 2004 operating income was approximately $17.1 million of restructuring and merger related costs, while 2003 included $13.0 million of similar charges. Positive contributors to operating income in 2004 included margins earned on the additional month of *Jif* and *Crisco* sales in May and the overall growth of the higher margin U.S. retail market segment. The Company's gross margin was 35.2 percent in both years as strong margins in fruit spreads, peanut butter, and beverage were offset by higher soybean oil costs in shortening and oils.

Selling, distribution, and administrative expenses increased eight percent in 2004 and increased as a percent of net sales to 21.7 percent from 21.6 percent. The Company increased its marketing expense by eight percent during 2004 in support of *Jif* and *Crisco* and the retail rollout of *Uncrustables.* Other factors contributing to the increase in SD&A during 2004 were overall higher employee benefit costs, notably pension and health care, legal fees, and outside services. These were somewhat offset by selling and distribution expenses which increased at a rate less than sales.

— Interest Income and Expense —

Interest expense increased $16.3 million in 2005 due to an increase in the Company's debt outstanding associated with the Multifoods acquisition. Interest income increased by $1.9 million in 2005 due to an increase in the average investment yield and interest earned on promissory notes received in conjunction with divestitures during the year.

Interest expense decreased $2.2 million in 2004 due to an increase in interest capitalized during the year and the effect of interest rate swaps associated with the Company's long-term debt. The increase in capitalized interest was related to the construction of the *Uncrustables* facility in Scottsville, Kentucky. The impact of the swaps reduced interest expense by $2.1 million in 2004. Interest income increased by $1.1 million in 2004 due to an increase in the average investment balance and a change in the Company's investment policy, which allowed the Company to take advantage of higher yielding investment instruments.

— Other Income and Expense —

In 2004, other income (net) was $3.6 million, which included a $2.1 million gain recognized on the sale of the Watsonville, California, facility (see Restructuring). In 2003, other expense (net) included a write down of certain minor equity investments to their estimated fair value. The amount of the write down included in other expense (net) was $1.4 million.

— Income Taxes —

Income taxes in 2005 were $74.2 million, up $8.3 million, or 13 percent, from 2004. The increase is due primarily to an increase in pretax earnings of $27.4 million, or 15 percent. The consolidated effective income tax rate in 2005 was 36.2 percent, compared to 37.2 percent in 2004. The reduction in the effective tax rate was due primarily to benefits realized from the addition of the Multifoods organization.

Income taxes in 2004 were $65.9 million, up $8.4 million, or 15 percent, from 2003. The increase is due primarily to an increase in pretax earnings of $25.5 million, or 17 percent. The consolidated effective income tax rate in 2004 was 37.2 percent, compared to 37.9 percent in 2003. The reduction in the effective tax rate was due primarily to benefits realized from the organizational restructuring associated with the *Jif* and *Crisco* merger.

— Restructuring —

During 2003, the Company announced plans to restructure certain operations as part of its ongoing efforts to refine its portfolio, optimize its production capacity, improve productivity and operating efficiencies, and improve the Company's overall cost base as well as service levels in support of its long-term strategy. As a result of these plans, the Company expects to record total restructuring charges of approximately $40 million, to be recognized through 2006. Included in the restructuring charge are expected cash outlays of approximately $28 million that relate primarily to employee separation costs and equipment relocation expenses. At the end of 2005, these restructurings were proceeding as planned. During 2004, the Company closed its fruit processing operations at its Watsonville, California, and Woodburn, Oregon, locations and subsequently sold these facilities. *Uncrustables* production at the West Fargo, North Dakota, location is expected to be discontinued in 2006. In

Ripon, Wisconsin, the Company completed the combination of its two manufacturing facilities into one expanded site.

In the first quarter of 2005, the Company completed a restructuring program to streamline operations in Europe and the United Kingdom, including the exit of a contract packaging arrangement and certain segments of the retail business. In the third quarter of fiscal 2005, the Company announced plans to discontinue operations at its Salinas, California, facility and restructure its U.S. distribution operations. Production from the Salinas facility will be relocated to plants in Orrville, Ohio, and Memphis, Tennessee, by December 31, 2005. Also, as part of the restructuring, the Company sold its U.S. industrial business in two separate transactions in the last half of the year.

In conjunction with the restructurings, the Company has recorded a total charge of $31.7 million, of which $2.5 million was recorded in 2003, $15.8 million in 2004, and $13.3 million in 2005. The Company estimates that it will incur an additional $8.3 million in 2006 related to these programs. The majority of these charges related to employee separation costs, accelerated depreciation on machinery and equipment, equipment relocation expenses, and the disposition of inventories. To date, cash payments related to the restructuring charges have been approximately $16.7 million. The remaining cash payments, estimated to be approximately $11 million, will be paid through 2006.

Liquidity and Capital Resources

	Year Ended April 30,		
(Dollars in thousands)	**2005**	2004	2003
Net cash provided by operating activities	**$194,401**	$118,573	$174,808
Net cash used for investing activities	**119,449**	160,693	51,566
Net cash used for financing activities	**72,280**	40,037	28,419

The Company's principal source of funds is cash generated from operations, supplemented by borrowings against the Company's revolving credit instrument. Total cash and investments at April 30, 2005, were $134.9 million compared to $161.2 million at April 30, 2004. The decrease was primarily the result of the Company's use of available funds to finance the cash portion of the Multifoods acquisition.

— Operating Activities —

Historically, the Company's working capital requirements are greatest during the first half of its fiscal year. The addition of the Multifoods businesses further increases the working capital needs during the first six months of the fiscal year. This is due primarily to the need to build inventory levels in advance of the "fall bake" season and the seasonal procurement of raw materials used in the Company's pickle and condiment business in Canada. Working capital, excluding cash and short-term investments, as a percent of annual sales decreased from 11.4 percent for the year ended April 30, 2004, to 8.4 percent for the year ended April 30, 2005.

Cash provided by operating activities was approximately $194.4 million during 2005. The positive cash generated resulted from the increase in income from continuing operations and an increase in depreciation, a noncash charge, partially offset by increases in working capital requirements. The increase in working capital consisted primarily of payments of accounts payable and accrued items, and higher inventory and trade receivables balances. In addition, the Company made contributions to its qualified and nonqualified retirement benefit plans totaling approximately $18 million and funded restructuring and merger and acquisition related costs of approximately $40 million.

— Investing Activities —

Net cash used for investing activities during the year included the use of approximately $99 million in cash to finance the Multifoods acquisition, offset by the proceeds from the sale of HJF, the Brazilian subsidiary, the Multifoods U.S. foodservice and bakery products business, and the U.S. industrial business. Capital expenditures were approximately $87.6 million during 2005. This compares to $97.7 million in 2004.

— Financing Activities —

During the first quarter of 2005, the Company entered into two separate financing arrangements in order to provide the necessary funding requirements to retire Multifoods' debt outstanding at the time of the closing of the acquisition, to fund merger related costs incurred during 2005, and to provide for working capital requirements. On May 27, 2004, the Company issued $100 million of 4.78 percent, senior, unsecured notes due June 1, 2014. Subsequently, on June 17, 2004, the Company entered into a five-year, $180 million unsecured revolving credit facility with a group of four banks. Interest on this bank debt is based on prevailing U.S. Prime, Canadian Base Rate, LIBOR, or Canadian CDOR, as determined by the Company, and is payable either on a quarterly basis, or at the end of the borrowing term.

At April 30, 2005, the Company had a balance outstanding of approximately $33.4 million against the revolver. In addition, the Company paid dividends of $56.1 million during the year.

During 2005, the Company's Board of Directors authorized management to repurchase up to one million shares of its common stock. The buyback program will be implemented at management's discretion. In conjunction with this program, the Company administered a voluntary odd-lot program which allowed shareholders with fewer than 100 shares to either sell all of their shares or to purchase additional shares to increase their holdings up to 100 shares. As a result, the Company repurchased 59,478 common shares after taking into effect shareholders who opted to increase their holdings to 100 shares. In addition to the voluntary odd-lot program, the Company repurchased 309,200 shares on the open market through April 30, 2005. The Company used cash of approximately $17 million for these repurchases.

Cash requirements for 2006 will include capital expenditures estimated to range from $75 to $80 million. In addition, dividends are expected to approximate $63 million and interest payments on long-term debt to approximate $27 million for the year. The Company will utilize $17 million during the year to payoff the 7.70 percent Series A Senior Notes that are due on September 1, 2005. The Company also expects continued merger related costs requiring approximately $12 million in 2006 related to the Multifoods acquisition. Finally, contributions to the Company's qualified and nonqualified retirement benefit plans are estimated at $17 million.

Assuming there are no other material acquisitions or other significant investments, the Company believes that cash on hand and investments, combined with cash provided by operations, and borrowings available under the revolving credit facility, will be sufficient to meet 2006 cash requirements, including the payment of dividends, repayment of debt, repurchase of common shares, and interest on debt outstanding.

— Contractual Obligations —

The following table summarizes the Company's contractual obligations at April 30, 2005.

(Dollars in millions)	Total	Less Than One Year	One to Three Years	Three to Five Years	More Than Five Years
Long-term debt obligations	$ 448.6	$ 17.0	$ 33.0	$288.6	$110.0
Operating lease obligations	10.5	1.7	2.8	2.2	3.8
Purchase obligations	470.3	339.3	120.0	9.4	1.6
Other long-term liabilities	205.2	—	—	—	205.2
Total	$1,134.6	$358.0	$155.8	$300.2	$320.6

In conjunction with the acquisition of Multifoods, the Company has assumed certain guarantees that resulted from the sale by Multifoods, in September 2002, of its foodservice distribution business to Wellspring Distribution Corporation ("Wellspring"). These guarantees relate to certain real estate and tractor-trailer fleet lease obligations of the business. The guarantee requires the lessor to pursue collection and other remedies against Wellspring before demanding payment from the Company. In addition, the Company's obligation related to the tractor-trailer fleet lease is limited to 75 percent of the amount outstanding after the lessor has exhausted its remedies against Wellspring. The fleet guarantee will expire in September 2006, and the real estate guarantees will expire in September 2010. At April 30, 2005, the Company's outstanding guarantees for the lease obligations of Wellspring were $13.1 million related to the tractor-trailer fleet lease and $10.9 million related to the real estate lease.

The possibility that the Company would be required to honor the contingent liabilities under the guarantee is largely dependent upon the future operations of Wellspring and the value of the underlying leased properties. The Company currently has no liability recorded related to the guarantee. Should a reserve be required in the future, it would be recorded at the time the obligation was considered to be probable and estimable.

Critical Accounting Estimates and Policies

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that in certain circumstances affect amounts reported in the accompanying consolidated financial statements. In preparing these financial statements, management has made its best estimates and judgments of certain amounts included in the financial statements, giving due consideration to materiality. The Company does not believe there is a great likelihood that materially different amounts would be reported under different conditions or using different assumptions related to the accounting policies described below. However, application of these accounting policies involves the exercise of judgment and use of assumptions as to future uncertainties and, as a result, actual results could differ from these estimates.

Accrued Trade Marketing and Merchandising. In order to support the Company's products, various trade marketing programs are offered to customers, that reimburse them for a portion, or all of their promotional activities related to the Company's products. The Company regularly reviews and revises, when it deems necessary, estimates of costs to the Company for these trade marketing and merchandising programs based on estimates of what has been incurred by customers. Actual costs incurred by the Company may differ significantly if factors such as the level and success of the customers' programs or other conditions differ from expectations.

Impairment of Long-Lived Assets. Historically, long-lived assets have been reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. However, determining fair value is subject to estimates of both cash flows and interest rates and different estimates could yield different results. There are no events or changes in circumstances of which management is aware indicating that the carrying value of the Company's long-lived assets may not be recoverable, with the exception of planned restructuring activities noted under Restructuring.

Goodwill and Other Indefinite-Lived Intangible Assets. The annual evaluation of goodwill and other indefinite-lived intangible assets requires the use of estimates about future operating results for each reporting unit to determine estimated fair value. Changes in forecasted operations can materially affect these estimates. Additionally, other changes in the estimates and assumptions, including the discount rate and expected long-term growth rate, which drive the valuation techniques employed to estimate the fair value of the reporting unit could change and, therefore, impact the assessments of impairment in the future.

Pension Plans and Other Postretirement Benefit Plans. To determine the Company's ultimate obligation under its defined benefit pension plans and other postretirement benefit plans, management must estimate the future cost of benefits and attribute that cost to the time period during which each covered employee works. To record the related net assets and obligations of such benefit plans, management uses assumptions related to inflation, investment returns, mortality, employee turnover, rate of compensation increases, medical costs, and discount rates. Management, along with third-party actuaries, reviews all of these assumptions on an ongoing basis to ensure that the most reasonable information available is being considered. For 2006 expense recognition, the Company will use a discount rate of 5.75 percent and 5.50 percent, an expected rate of return on plan assets of 8.5 percent and 8.0 percent, and a rate of compensation increase of 4.4 percent and 4.0 percent, for U.S. and Canadian plans, respectively.

Accrued Expenses. Management estimates certain material expenses in an effort to record those expenses in the period incurred. The most material accrued estimates are insurance-related expenses, including self-insurance. Workers' compensation and general liability insurance accruals are recorded based on insurance claims processed, as well as historical claims experience for claims incurred but not yet reported. These estimates are based on historical loss development factors. Employee medical insurance accruals are recorded based on medical claims processed, as well as historical medical claims experience for claims incurred but not yet reported. Differences in estimates and assumptions could result in an accrual requirement materially different from the calculated accrual.

Recovery of Trade Receivables. In the normal course of business, the Company extends credit to customers that satisfy predefined criteria. The Company evaluates the collectibility of trade receivables based on a combination of factors. When aware of a specific customer's inability to meet its financial obligations, such as in the case of bankruptcy filings or deterioration in the customer's operating results or financial position, the Company records a specific reserve for bad debt to reduce the related receivable to the amount the Company reasonably believes is collectible. The Company also records reserves for bad debt for all other customers based on a variety of factors, including the length of time the receivables are past due, historical collection experience, and an evaluation of current and projected economic conditions at the balance sheet date. Actual collections of trade receivables could differ from management's estimates due to changes in future economic or industry conditions or specific customers' financial conditions.

Restructuring. During 2003, the Company announced plans to restructure certain operations as part of its ongoing efforts to refine its portfolio, optimize its production capacity, improve productivity and operating efficiencies, and improve the Company's overall cost base as well as service levels in support of its long-term strategy. The expected restructuring charge includes estimates related to employee separation costs, the closure and consolidation of facilities, contractual obligations, and the valuation of certain assets including property, plant, and equipment, and inventories. Estimates of such costs are determined by contractual agreement or estimated by management based on historical experience. Actual amounts could differ from the original estimates.

Share-Based Payments. As provided under Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised), *Share-Based Payments* ("SFAS 123R"). SFAS 123R is a revision of SFAS 123 and supersedes APB 25. SFAS 123R requires that the cost of transactions involving share-based payments be recognized in the financial statements based on a fair value-based measurement. As required by SFAS 123R, the Company will recognize expenses related to stock options granted to employees as of its first quarter in fiscal 2007. In anticipation of adoption of SFAS 123R, the Company has also elected to replace its current employee stock option incentive program with a restricted stock program as of May 2005. All stock option awards that are outstanding and vest after April 30, 2006, will be reflected in compensation expense over the period in which they vest.

Derivative Financial Instruments and Market Risk

The following discussions about the Company's market risk disclosures involve forward-looking statements. Actual results could differ from those projected in the forward-looking statements. The Company is exposed to market risk related to changes in interest rates, foreign currency exchange rates, and commodity prices.

Interest Rate Risk. The fair value of the Company's cash and short-term investment portfolio at April 30, 2005, approximates carrying value. Exposure to interest rate risk on the Company's long-term debt is mitigated since it is at a fixed rate until maturity. Market risk, as measured by the change in fair value resulting from a hypothetical ten percent change in interest rates, is not material. Based on the Company's overall interest rate exposure as of and during the year ended April 30, 2005, including derivative and other instruments sensitive to interest rates, a hypothetical ten percent movement in interest rates would not materially affect the Company's results of operations. A hypothetical 100 basis point increase in short-term interest rates would increase the Company's interest expense by approximately $0.8 million. Interest rate risk can also be measured by estimating the net amount by which the fair value of the Company's financial liabilities would change as a result of movements in interest rates. Based on a hypothetical, immediate 100 basis point decrease in interest rates at April 30, 2005, the market value of the Company's long-term debt and interest rate portfolio, in aggregate, would increase by approximately $22 million.

Foreign Currency Exchange Risk. The Company utilizes foreign exchange contracts, typically with maturities of less than one year, to hedge foreign exchange fluctuation. The contracts are accounted for as cash flow hedges. A hypothetical ten percent strengthening or weakening of the U.S. dollar would not have a material impact on the cash flows or the financial results of the Company.

The Company has operations outside the United States with foreign currency denominated assets and liabilities, primarily denominated in Canadian currency. Because the Company has foreign currency denominated assets and liabilities, financial exposure may result, primarily from the timing of transactions and the movement of exchange rates. The foreign currency balance sheet exposures as of April 30, 2005, are not expected to result in a significant impact on future earnings or cash flows.

Revenues from customers outside the United States represented 18 percent of net sales during 2005. Thus, certain revenues and expenses have been, and are expected to be, subject to the effect of foreign currency fluctuations and these fluctuations may have an impact on operating results.

Commodity Price Risk. Raw materials and other commodities used by the Company are subject to price volatility caused by supply and demand conditions, political and economic variables, and other unpredictable factors. To manage the volatility related to anticipated commodity purchases, the Company uses futures and options with maturities generally less than one year. Certain of these instruments are designated as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are included in other comprehensive income or loss to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately.

Off-Balance Sheet Arrangements

The Company does not have off-balance sheet arrangements, financings, or other relationships with unconsolidated entities or other persons, also known as "variable interest entities." Transactions with related parties are in the ordinary course of business, are conducted at an arm's-length basis, and are not material to the Company's results of operations, financial condition, or cash flows.

Certain Forward-Looking Statements

This annual report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially. These risks and uncertainties include, but are not limited to:

- the Company's ability to effectively ramp-up and manage capacity related to *Uncrustables* products at the Scottsville, Kentucky, facility, and the costs associated to do so;
- the success and cost of marketing and sales programs and strategies intended to promote growth in the Multifoods businesses, the Company's existing businesses, and in their respective markets;
- the ability of the business areas to achieve sales targets and the costs associated with attempting to do so;
- the ability to successfully implement price changes, particularly in the oils and baking business;
- the success and cost of introducing new products;
- the timing and amount of capital expenditures, restructuring, and merger and integration costs;
- the ability to achieve the amount and timing of the estimated savings associated with the Multifoods acquisition;
- the strength of commodity markets from which raw materials are procured and the related impact on costs;
- raw material, ingredient, and energy cost trends;
- foreign currency exchange and interest rate fluctuations;
- general competitive activity in the market; and
- other factors affecting share prices and capital markets generally.

Report of Management on Internal Control Over Financial Reporting

Shareholders
The J. M. Smucker Company

Management of The J. M. Smucker Company is responsible for establishing and maintaining adequate accounting and internal control systems over financial reporting for the Company. The Company's internal control system is designed to provide reasonable assurance that the Company has the ability to record, process, summarize, and report reliable financial information on a timely basis.

The Company's management assessed the effectiveness of the Company's internal controls over financial reporting as of April 30, 2005. In making this assessment, management used the criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

On June 18, 2004, the Company completed the acquisition of International Multifoods Corporation ("Multifoods"). As permitted by the Securities and Exchange Commission, management excluded the Multifoods Canadian operations from its assessment of internal control over financial reporting as of April 30, 2005. Multifoods Canada constituted approximately eight percent of total assets (excluding goodwill and other indefinite-lived intangible assets) as of April 30, 2005, and 13 percent of net sales for the year then ended. Multifoods Canada will be included in the Company's assessment as of April 30, 2006.

Based on the Company's assessment of internal control over financial reporting under *Internal Control—Integrated Framework*, management concluded the Company's internal control over financial reporting was effective as of April 30, 2005.

Ernst & Young LLP, independent registered public accounting firm, audited the Company's assessment of internal control over financial reporting as of April 30, 2005, and their report thereon is included on page 21 of this report.

Timothy P. Smucker
Chairman and
Co-Chief Executive Officer

Richard K. Smucker
President and
Co-Chief Executive Officer

Mark R. Belgya
Vice President,
Chief Financial Officer
and Treasurer

Report of Independent Registered Public Accounting Firm on Internal Control Over Financial Reporting

Board of Directors and Shareholders
The J. M. Smucker Company

We have audited management's assessment, included in the accompanying Report of Management on Internal Control Over Financial Reporting, that The J. M. Smucker Company maintained effective internal control over financial reporting as of April 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission ("the COSO criteria"). The J. M. Smucker Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transaction and disposition of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

As indicated in the accompanying Report of Management on Internal Control Over Financial Reporting, on June 18, 2004, the Company completed the acquisition of International Multifoods Corporation ("Multifoods"). As permitted by the Securities and Exchange Commission, management excluded the Multifoods Canadian operations from its assessment of internal control over financial reporting as of April 30, 2005. Multifoods Canada constituted approximately eight percent of total assets (excluding goodwill and other indefinite-lived intangible assets) as of April 30, 2005, and 13 percent of net sales for the year then ended. Our audit of internal control over financial reporting of The J. M. Smucker Company as of April 30, 2005 also did not include an evaluation of Multifoods Canada.

In our opinion, management's assessment that The J. M. Smucker Company maintained effective internal control over financial reporting as of April 30, 2005, is fairly stated, in all material respects, based on the COSO criteria. Also, in our opinion, The J. M. Smucker Company maintained, in all material respects, effective internal control over financial reporting as of April 30, 2005, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The J. M. Smucker Company as of April 30, 2005 and 2004, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2005, and our report dated June 24, 2005, expressed an unqualified opinion thereon.

Ernst & Young LLP

Akron, Ohio
June 24, 2005

Report of Independent Registered Public Accounting Firm on the Consolidated Financial Statements

Board of Directors and Shareholders
The J. M. Smucker Company

We have audited the accompanying consolidated balance sheets of The J. M. Smucker Company as of April 30, 2005 and 2004, and the related statements of consolidated income, shareholders' equity, and cash flows for each of the three years in the period ended April 30, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of The J. M. Smucker Company at April 30, 2005 and 2004, and the consolidated results of its operations and its cash flows for each of the three years in the period ended April 30, 2005, in conformity with U.S. generally accepted accounting principles.

We also have audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of The J. M. Smucker Company's internal control over financial reporting as of April 30, 2005, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 24, 2005, expressed an unqualified opinion thereon.

Ernst & Young LLP

Akron, Ohio
June 24, 2005

Statements of Consolidated Income

— The J. M. Smucker Company —

(Dollars in thousands, except per share data)	Year Ended April 30, 2005	2004	2003
Net sales	**$2,043,877**	$1,369,556	$1,270,098
Cost of products sold	**1,383,995**	878,491	821,543
Cost of products sold – restructuring	**2,466**	8,464	1,256
Gross Profit	**657,416**	482,601	447,299
Selling, distribution, and administrative expenses	**407,839**	296,954	274,440
Merger and integration costs	**17,954**	1,266	10,511
Other restructuring costs	**10,854**	7,362	1,281
Operating Income	**220,769**	177,019	161,067
Interest income	**4,683**	2,761	1,626
Interest expense	**(22,555)**	(6,209)	(8,375)
Other income (expense) – net	**1,717**	3,599	(2,608)
Income From Continuing Operations Before Income Taxes	**204,614**	177,170	151,710
Income taxes	**74,154**	65,872	57,498
Income From Continuing Operations	**130,460**	111,298	94,212
Discontinued operations, net of tax	**(134)**	52	2,130
Loss on sale of discontinued operations, net of tax	**(1,253)**	—	—
Net Income	**$ 129,073**	$ 111,350	$ 96,342
Earnings per Common Share:			
Income From Continuing Operations	**$ 2.29**	$ 2.23	$ 1.99
Discontinued operations	**(0.03)**	0.01	0.05
Net Income	**$ 2.26**	$ 2.24	$ 2.04
Income From Continuing Operations – Assuming Dilution	**$ 2.26**	$ 2.21	$ 1.97
Discontinued operations – assuming dilution	**(0.02)**	—	0.05
Net Income – Assuming Dilution	**$ 2.24**	$ 2.21	$ 2.02

See notes to consolidated financial statements.

Consolidated Balance Sheets

— The J. M. Smucker Company —

Assets

(Dollars in thousands)	April 30, 2005	2004
Current Assets		
Cash and cash equivalents	$ 58,085	$ 104,551
Marketable securities	17,739	15,074
Trade receivables, less allowance for doubtful accounts	145,734	93,617
Inventories:		
Finished products	176,205	104,663
Raw materials	108,282	75,200
	284,487	179,863
Assets of discontinued operations	—	46,202
Other current assets	49,806	11,544
Total Current Assets	555,851	450,851
Property, Plant, and Equipment		
Land and land improvements	42,018	29,076
Buildings and fixtures	175,718	122,003
Machinery and equipment	533,340	313,362
Construction in progress	26,053	70,021
	777,129	534,462
Accumulated depreciation	(256,028)	(216,941)
Total Property, Plant, and Equipment	521,101	317,521
Other Noncurrent Assets		
Goodwill	951,208	523,660
Other intangible assets, net	469,758	317,237
Marketable securities	59,074	41,589
Other assets	78,902	33,267
Total Other Noncurrent Assets	1,558,942	915,753
	$2,635,894	$1,684,125

Liabilities and Shareholders' Equity

(Dollars in thousands)	April 30, 2005	2004
Current Liabilities		
Accounts payable	**$ 105,290**	$ 62,232
Notes payable	**33,378**	—
Salaries, wages, and additional compensation	**56,796**	51,114
Accrued trade marketing and merchandising	**41,727**	25,303
Income taxes	**5,610**	2,915
Dividends payable	**15,807**	12,544
Current portion of long-term debt	**17,000**	—
Liabilities of discontinued operations	—	8,548
Other current liabilities	**32,684**	12,564
Total Current Liabilities	**308,292**	175,220
Noncurrent Liabilities		
Long-term debt	**431,560**	135,000
Defined benefit pensions	**35,921**	2,315
Postretirement benefits other than pensions	**50,179**	19,384
Deferred income taxes	**110,505**	136,255
Other noncurrent liabilities	**8,637**	5,258
Total Noncurrent Liabilities	**636,802**	298,212
Shareholders' Equity		
Serial preferred shares – no par value:		
Authorized – 3,000,000 shares; outstanding – none	—	—
Common shares – no par value:		
Authorized – 150,000,000 shares; outstanding – 58,540,386 in 2005 and 50,174,707 in 2004 (net of 6,585,055 and 6,493,226 treasury shares, respectively), at stated value	**14,635**	12,543
Additional capital	**1,240,110**	829,323
Retained income	**447,831**	387,065
Less:		
Deferred compensation	**(4,573)**	(6,069)
Amount due from ESOP Trust	**(7,044)**	(7,584)
Accumulated other comprehensive loss	**(159)**	(4,585)
Total Shareholders' Equity	**1,690,800**	1,210,693
	$2,635,894	$1,684,125

See notes to consolidated financial statements.

Statements of Consolidated Cash Flows

— *The J. M. Smucker Company* —

(Dollars in thousands)	Year Ended April 30, 2005	2004	2003
Operating Activities			
Income from continuing operations	**$130,460**	$111,298	$ 94,212
Adjustments to reconcile income from continuing operations to net cash provided by operating activities:			
Depreciation	**54,077**	36,147	34,968
Amortization	**1,971**	2,414	1,420
Deferred income tax expense (benefit)	**36,247**	6,113	(3,680)
Changes in assets and liabilities, net of effect from businesses acquired:			
Trade receivables	**(2,015)**	(1,190)	(42,135)
Inventories	**(5,257)**	(20,341)	(11,903)
Other current assets	**24,966**	3,819	(965)
Accounts payable and accrued items	**(43,595)**	3,478	55,579
Income taxes	**(3,394)**	(18,012)	23,722
Other – net	**941**	(5,153)	23,590
Net Cash Provided by Operating Activities	**194,401**	118,573	174,808
Investing Activities			
Businesses acquired, net of cash acquired	**(99,062)**	(9,196)	(10,767)
Proceeds from sale of businesses	**80,027**	—	—
Additions to property, plant, and equipment	**(87,576)**	(97,721)	(48,083)
Purchase of marketable securities	**(88,803)**	(86,439)	—
Sale and maturities of marketable securities	**67,094**	28,957	—
Disposal of property, plant, and equipment	**2,406**	9,161	1,150
Other – net	**6,465**	(5,455)	6,134
Net Cash Used for Investing Activities	**(119,449)**	(160,693)	(51,566)
Financing Activities			
Proceeds from long-term debt	**100,000**	—	—
Repayments of long-term debt	**(37,500)**	—	—
Proceeds from revolving credit arrangements – net	**33,155**	—	—
Repayments of short-term debt	**(113,622)**	—	—
Dividends paid	**(56,057)**	(45,724)	(33,603)
Purchase of treasury shares	**(16,869)**	(1,148)	—
Other – net	**18,613**	6,835	5,184
Net Cash Used for Financing Activities	**(72,280)**	(40,037)	(28,419)
Discontinued operations	**(46,005)**	16,170	(10,585)
Effect of exchange rate changes on cash	**(3,133)**	526	1,366
Net (decrease) increase in cash and cash equivalents	**(46,466)**	(65,461)	85,604
Cash and cash equivalents at beginning of year	**104,551**	170,012	84,408
Cash and Cash Equivalents at End of Year	**$ 58,085**	$104,551	$170,012

( ) Denotes use of cash

See notes to consolidated financial statements.

Statements of Consolidated Shareholders' Equity

— The J. M. Smucker Company —

(Dollars in thousands, except per share data)	Common Shares Outstanding	Common Shares	Additional Capital	Retained Income	Deferred Compensation	Amount Due from ESOP Trust	Accumulated Other Comprehensive Loss	Total Shareholders' Equity
Balance at May 1, 2002	23,504,129	$ 6,217	$ 33,184	$ 267,793	$(2,725)	$(8,562)	$(15,763)	$ 280,144
Net income				96,342				96,342
Foreign currency translation adjustment							8,268	8,268
Minimum pension liability adjustment							(8,629)	(8,629)
Unrealized loss on available-for-sale securities							(296)	(296)
Unrealized gain on cash flow hedging derivatives							236	236
Comprehensive Income								95,921
Business acquired	26,023,466	6,506	774,979					781,485
Stock plans	239,945	60	5,628		(100)			5,588
Cash dividends declared – $0.83 a share				(41,071)				(41,071)
Tax benefit of stock plans			1,635					1,635
Other		(341)	341			469		469
Balance at April 30, 2003	49,767,540	12,442	815,767	323,064	(2,825)	(8,093)	(16,184)	1,124,171
Net income				111,350				111,350
Foreign currency translation adjustment							6,697	6,697
Minimum pension liability adjustment							3,403	3,403
Unrealized gain on available-for-sale securities							545	545
Unrealized gain on cash flow hedging derivatives							954	954
Comprehensive Income								122,949
Stock plans	407,167	101	10,543	(528)	(3,244)			6,872
Cash dividends declared – $0.94 a share				(46,821)				(46,821)
Tax benefit of stock plans			3,013					3,013
Other						509		509
Balance at April 30, 2004	50,174,707	12,543	829,323	387,065	(6,069)	(7,584)	(4,585)	1,210,693
Net income				129,073				129,073
Foreign currency translation adjustment							15,277	15,277
Minimum pension liability adjustment							(10,310)	(10,310)
Unrealized loss on available-for-sale securities							(275)	(275)
Unrealized loss on cash flow hedging derivatives							(266)	(266)
Comprehensive Income								133,499
Business acquired	8,032,997	2,008	393,250					395,258
Purchase of treasury shares	(368,678)	(92)	(7,790)	(8,987)				(16,869)
Stock plans	701,360	176	20,779		1,496			22,451
Cash dividends declared – $1.02 a share				(59,320)				(59,320)
Tax benefit of stock plans			4,548					4,548
Other						540		540
Balance at April 30, 2005	**58,540,386**	**$14,635**	**$1,240,110**	**$447,831**	**$(4,573)**	**$(7,044)**	**$ (159)**	**$1,690,800**

See notes to consolidated financial statements.

(Dollars in thousands, except per share data)

Note A: Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company, its wholly-owned subsidiaries, and any majority-owned investment. Intercompany transactions and accounts are eliminated in consolidation.

Use of Estimates: The preparation of consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Significant estimates in these consolidated financial statements include: restructuring costs, allowances for doubtful trade receivables, estimates of future cash flows associated with assets, asset impairments, useful lives for depreciation and amortization, loss contingencies, net realizable value of inventories, accruals for trade marketing and merchandising programs, and the determination of discount and other rate assumptions for defined benefit pension and other postretirement benefit expenses. Actual results could differ from these estimates.

Revenue Recognition: The Company recognizes revenue, net of estimated returns and allowances, when all of the following criteria have been met: a valid customer order with a fixed price has been received; the product has been shipped and title has transferred to the customer; there is no further significant obligation to assist in the resale of the product; and collectibility is reasonably assured.

Major Customer: Sales to Wal-Mart Stores, Inc., and subsidiaries amounted to approximately 16 percent, 16 percent, and 14 percent of net sales in 2005, 2004, and 2003, respectively. These sales are primarily included in the U.S. retail market. Trade receivables at April 30, 2005 and 2004, included amounts due from Wal-Mart Stores, Inc., and subsidiaries of $22,951 and $12,732, respectively. No other customer exceeded ten percent of net sales for any year.

Shipping and Handling Costs: Shipping and handling costs are included in cost of products sold.

Trade Marketing and Merchandising Promotions: In order to support the Company's products, various trade marketing programs are offered to customers, which reimburse them for a portion, or all of their promotional expenses related to the Company's products. The Company recognizes the cost of these programs based on estimates of what has been incurred by customers. Such costs are included as a reduction of sales.

Advertising Expense: Advertising costs are expensed as incurred. Advertising expense was $50,002, $54,027, and $45,154 in 2005, 2004, and 2003, respectively.

Product Development Cost: Total product development costs including research and development costs and product formulation costs were $10,397, $7,496, and $6,354 in 2005, 2004, and 2003, respectively.

Stock Compensation: As provided under Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), the Company has elected to follow Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees* ("APB 25"), and related interpretations in accounting for its employee stock options. Under APB 25, because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized. Compensation expense related to restricted stock awards was $1,609, $1,512, and $706 in 2005, 2004, and 2003, respectively.

If compensation costs for stock options granted had been determined based on the fair market value method of SFAS 123, the Company's pro forma net income and earnings per share would have been as follows:

	Year Ended April 30,		
	2005	2004	2003
Net income, as reported	**$129,073**	$111,350	$96,342
Add: Total stock-based compensation expense related to restricted stock awards included in the determination of net income as reported, net of tax benefit	**1,026**	950	439
Less: Total stock-based compensation expense determined under fair value-based methods for all awards, net of tax benefit	**(4,686)**	(3,748)	(3,024)
Net income, as adjusted	**$125,413**	$108,552	$93,757
Earnings per common share:			
Net income, as reported	**$ 2.26**	$ 2.24	$ 2.04
Add: Total stock-based compensation expense related to restricted stock awards included in the determination of net income as reported, net of tax benefit	**0.02**	0.02	—
Less: Total stock-based compensation expense determined under fair value-based methods for all awards, net of tax benefit	**(0.08)**	(0.08)	(0.06)
Net income, as adjusted	**$ 2.20**	$ 2.18	$ 1.98
Net income, as reported – assuming dilution	**$ 2.24**	$ 2.21	$ 2.02
Add: Total stock-based compensation expense related to restricted stock awards included in the determination of net income as reported, net of tax benefit – assuming dilution	**0.01**	0.01	—
Less: Total stock-based compensation expense determined under fair value-based methods for all awards, net of tax benefit – assuming dilution	**(0.08)**	(0.07)	(0.06)
Net income, as adjusted – assuming dilution	**$ 2.17**	$ 2.15	$ 1.96

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	Year Ended April 30,		
	2005	2004	2003
Average expected term (years)	**7**	5	5
Risk-free interest rate	**3.74%**	3.21%	4.08%
Dividend yield	**2.25%**	2.50%	2.50%
Volatility	**26.31%**	26.80%	27.70%
Fair value of options granted	**$11.64**	$9.45	$8.06

The Black-Scholes option-pricing model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected share price volatility and average expected term.

Income Taxes: The Company accounts for income taxes using the liability method. Accordingly, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in the tax rate is recognized in income or expense in the period that the change is effective. Tax benefits are recognized when it is probable that the deduction will be sustained. A valuation allowance is established when it is more likely than not that all or a portion of a deferred tax asset will not be realized.

Cash and Cash Equivalents: The Company considers all short-term investments with a maturity of three months or less when purchased to be cash equivalents.

Trade Receivables: In the normal course of business, the Company extends credit to customers. Trade receivables, less allowance for doubtful accounts, reflect the net realizable value of receivables, and approximate fair value. In the domestic markets, the Company's products are primarily sold through brokers to food retailers, food wholesalers, club stores, mass merchandisers, military commissaries, health and natural food stores, foodservice distributors, and chain operators including: hotels and restaurants, schools and other institutions. The Company's operations outside the United States are principally in Canada where the Company's products are primarily sold through brokers to a concentration of food retailers and other retail and foodservice channels similar to those in domestic markets, and by a direct sales force to other food manufacturers. The Company believes there is no concentration of risk with any single customer whose failure or nonperformance would materially affect the Company's results other than as discussed in Major Customer. On a regular basis, the Company evaluates its trade receivables and establishes an allowance for doubtful accounts based on a combination of specific customer circumstances, credit conditions, and historical write-offs and collections. A receivable is considered past due if payments have not been received within the agreed upon invoice terms. The allowance for doubtful accounts at April 30, 2005 and 2004, was $976 and $950, respectively. Trade receivables are charged off against the allowance after management determines the potential for recovery is remote.

Inventories: Inventories, excluding grain-based inventories in Canada, are stated at the lower of cost or market. Cost is determined using the first-in, first-out method. In Canada, grain-based inventories are valued on the basis of replacement market prices prevailing at the end of the period.

Derivative Financial Instruments: The Company utilizes derivative instruments such as commodity futures and options contracts, interest rate swaps, and foreign currency futures contracts to hedge exposure to changes in commodity prices, interest rates, and foreign currency exchange rates. The Company accounts for these derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133"). SFAS 133 requires that all derivative instruments be recognized in the financial statements and measured at fair value regardless of the purpose or intent for holding them. For derivatives that are designated as a fair value hedge and used to hedge an existing asset or liability, both the derivative and hedged item are recognized at fair value with any changes recognized immediately in the Statements of Consolidated Income. For derivatives designated as a cash flow hedge that are used to hedge an anticipated transaction, changes in fair value are deferred and recorded in shareholders' equity as a component of accumulated other comprehensive loss to the extent the hedge is effective and then recognized in the Statements of Consolidated Income in the period during which the hedged transaction affects earnings. The Company utilizes regression analysis to determine correlation between the value of the hedged item and the value of the derivative instrument utilized to identify instruments that meet the criteria for hedge accounting. Any ineffectiveness associated with the hedge or changes in fair value of derivatives that are nonqualifying are recognized immediately in the Statements of Consolidated Income. By policy, the Company has not historically entered into derivative financial instruments for trading purposes or for speculation. For additional information see Note O: Derivative Financial Instruments.

Property, Plant, and Equipment: Property, plant, and equipment are recorded at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets (3 to 20 years for machinery and equipment, and 10 to 40 years for buildings, fixtures, and improvements).

The Company leases certain land, buildings, and equipment for varying periods of time, with renewal options. Leases of cold storage facilities are continually renewed. Rent expense in 2005, 2004, and 2003 totaled $18,191, $16,311, and $16,967, respectively. Rent expense for cold storage facilities, which is based on quantities stored, amounted to $5,206, $3,365, and $3,458 in 2005, 2004, and 2003, respectively.

Impairment of Long-Lived Assets: In accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets,* long-lived assets, except goodwill and indefinite-lived intangible assets, are reviewed for impairment when circumstances indicate the carrying value of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the assets to future net cash flows estimated by the Company to be generated by such assets. If such assets are considered to be impaired, the impairment to be recognized is the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are recorded at the lower of carrying value or estimated net realizable value.

Goodwill and Other Intangible Assets: Goodwill is the excess of the purchase price paid over the fair value of the net assets of the business acquired. In accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets* ("SFAS 142"), goodwill and indefinite-lived intangible assets are not amortized but are reviewed at least annually for impairment. The Company conducts its annual test for impairment of goodwill and indefinite-lived intangible assets as of February 1, of each year. In addition, the Company will test for impairment if events or circumstances occur that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Finite-lived intangible assets are amortized over their useful lives.

Other Investments in Securities: The Company maintains funds for the payment of benefits associated with nonqualified retirement plans. These funds include investments considered to be available-for-sale marketable securities. The fair value of these investments included in other assets at April 30, 2005 and 2004, was $23,982 and $15,016, respectively.

Foreign Currency Translation: Assets and liabilities of the Company's foreign subsidiaries are translated using the exchange rates in effect at the balance sheet date, while income and expenses are translated using average rates. Translation adjustments are reported as a component of shareholders' equity in accumulated other comprehensive loss.

Recently Issued Accounting Standards: In November 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 151, *Inventory Costs – an amendment of ARB No. 43* ("SFAS 151"). SFAS 151 clarifies that abnormal amounts of idle facility expense, freight, handling costs, and spoilage should be expensed as incurred and not included in overhead absorbed and capitalized as an inventoriable cost. Further, SFAS 151 requires that allocation of fixed production overheads to conversion costs should be based on normal capacity of the production facilities. SFAS 151 is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. Companies must apply the standard prospectively. The Company has not yet determined the impact of adopting SFAS 151; however, the Company does not expect the impact, if any, to have a material impact on the Company's results of operations or financial position.

In December 2004, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (revised), *Share-Based Payments* ("SFAS 123R"). SFAS 123R is a revision of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation,* and supersedes Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees.* SFAS 123R requires that the cost of transactions involving share-based payments be recognized in the financial statements based on a fair value-based measurement. SFAS 123R is effective for fiscal years beginning after June 15, 2005 (May 1, 2006 for the Company). The adoption of SFAS 123R will not have a material impact on the Company's results of operations or financial position.

The American Jobs Creation Act of 2004 ("AJCA") was enacted by the U.S. Congress on October 22, 2004. The AJCA repeals an export incentive, creates a new deduction for qualified domestic manufacturing activities, and includes a special one-time deduction of 85 percent of certain foreign earnings repatriated to the U.S. In December 2004, the Financial Accounting Standards Board issued Staff Position No. FAS 109-1, "Application of FASB Statement No. 109, *Accounting for Income Taxes,* to the Tax Deduction on Qualified Production Activities Provided by the American Jobs Creation Act of 2004" ("FSP FAS 109-1"). In accordance with FSP FAS 109-1, the Company will treat the deduction for qualified domestic manufacturing activities as a special deduction in future years as realized. The deduction for qualified domestic manufacturing activities did not impact the Company's results of operations or financial position in 2005. The Company has not yet completed its evaluation of the deduction for qualified domestic manufacturing activities on the Company's future effective tax rate. The phase-out of the export incentive is not expected to have a material impact on the Company's effective tax rate in the future. In December 2004, the Financial Accounting Standards Board issued Staff Position No. FAS 109-2, "Accounting and Disclosure Guidance for the Foreign Earnings Repatriation Provision within the American Jobs Creation Act of 2004," allowing companies additional time to evaluate the effect of the AJCA on plans for reinvestment or repatriation of foreign earnings. The Company is in the process of evaluating the effects of the repatriation provision, however, the Company does not expect the impact of repatriation of foreign earnings, if any, to have a material impact on the Company's results of operations or financial position.

Risks and Uncertainties: The Company insures its business and assets in each country against insurable risks, to the extent that it deems appropriate, based upon an analysis of the relative risks and costs. The Company believes that the risk of loss from noninsurable events would not have a material adverse effect on the Company's operations as a whole.

The raw materials used by the Company are primarily commodities and agricultural-based products. The fruit, pickle, and condiment raw materials used by the Company in the production of food products are purchased from independent growers and suppliers. Sweeteners, peanuts, oils, wheat and flour, and other ingredients are obtained from various other sources. Although availability and costs vary from year to year, raw materials are available from numerous sources and the Company believes it will continue to be able to obtain adequate supplies. Approximately 39 percent of the Company's employees, located at 12 facilities, are covered by union contracts. The contracts vary in term depending on the location with one contract set to expire in 2006.

Reclassifications: Certain prior year amounts have been reclassified to conform to current year classifications.

Note B: Multifoods Acquisition

On June 18, 2004, the Company completed its acquisition of Minneapolis-based International Multifoods Corporation ("Multifoods") in a tax-free stock and cash transaction valued at approximately $871 million. Multifoods had consolidated net sales for the fiscal year ended February 28, 2004, of approximately $908 million. With the acquisition, the Company adds an array of North American icon brands, marketed in the center of the store, to the Smucker family of brands. The acquisition of Multifoods added the *Pillsbury* flour, baking mixes, and ready-to-spread frostings; *Hungry Jack* pancake mixes, syrup, and potato side dishes; *Martha White* baking mixes and ingredients; and *Pet* evaporated milk brands to the U.S. retail market business. Multifoods' primary Canadian brands include: *Robin Hood* flour and baking mixes, *Bick's* pickles and condiments, and *Golden Temple* flour and rice in the growing ethnic food category.

Under the terms of the acquisition agreement, Multifoods' shareholders received $25 per share in a combination of 80 percent Company common shares and 20 percent cash. Approximately $98 million in cash was paid and 8,032,997 common shares were issued to the Multifoods' shareholders, valued at approximately $386 million using the average closing price of the Company's common shares for three days prior to the close of the transaction. In addition, the Company repaid Multifoods' secured debt of approximately $151 million, assumed $216 million of 6.602 percent, senior, unsecured notes, and incurred $10 million of capitalized acquisition costs. In addition, the Company incurred costs of $17,954 and $1,266, in 2005 and 2004, respectively, that were directly related to the acquisition and integration of Multifoods. Due to the nature of these costs, they were expensed as incurred. The Company expects to incur an additional $12 million in acquisition and integration costs in 2006. In connection with the acquisition, the Company issued $100 million of 4.78 percent, ten-year senior, unsecured notes, and secured a revolving credit facility of $180 million provided through a group of four banks, at prevailing market interest rates.

The purchase price was allocated to the underlying assets acquired and liabilities assumed based upon their fair values at the date of acquisition. The Company determined the estimated fair values based on independent appraisals, discounted cash flow analyses, quoted market prices, and estimates made by management. To the extent the purchase price exceeded the fair value of the net identifiable tangible and intangible assets acquired, such excess was recorded as goodwill. The results of Multifoods' operations are included in the Company's consolidated financial statements from the date of the acquisition.

The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition, subject to final adjustment in the first quarter of 2006.

Assets acquired:	
Current assets	$ 203,259
Property, plant, and equipment	164,355
Intangible assets not subject to amortization	154,000
Goodwill	426,232
Deferred income taxes	65,870
Other assets	35,652
Total assets acquired	$1,049,368
Liabilities assumed:	
Current liabilities	$ 124,826
Postretirement benefits other than pensions	26,680
Other noncurrent liabilities	27,355
Total liabilities assumed	$ 178,861
Net assets acquired	$ 870,507

The $426,232 of goodwill was assigned to the U.S. retail market and special markets and will not be deductible for tax purposes.

Had the acquisition of Multifoods occurred at the beginning of 2004, unaudited, pro forma consolidated results would have been as follows:

	Year Ended April 30,	
	2005	2004
Net sales	**$2,131,000**	$2,086,000
Operating income	**217,000**	234,000
Net income	**123,000**	134,000
Net income per common share – assuming dilution	**2.09**	2.29

The unaudited, pro forma consolidated results are based on historical financial statements of the Company and those of the acquired business and do not necessarily indicate the results of operations that would have resulted had the acquisition been completed at the beginning of the applicable period presented, nor is it indicative of the results of operations in future periods.

The unaudited, pro forma consolidated results for the year ended April 30, 2004, combines the Consolidated Statement of Operations of Multifoods for the year ended February 28, 2004, with the Company's Statement of Consolidated Income for the year ended April 30, 2004. The pro forma consolidated results for the year ended April 30, 2005, combines the unaudited Consolidated Condensed Statement of Operations of Multifoods for the period from May 1, 2004, until the date of acquisition with the Company's Statement of Consolidated Income for the year ended April 30, 2005. Included in the Company's Statement of Consolidated Income for the year ended April 30, 2005, are certain nonrecurring expenses associated with the acquisition and the start up of the Company's Scottsville, Kentucky, plant.

Upon acquisition, certain executives of Multifoods were terminated, triggering change of control provisions contained in their employment contracts. In addition, the Company centralized all administrative and supply chain functions performed in Minnetonka, Minnesota, with the Company's existing structure to leverage existing administrative, selling, marketing, and distribution networks. As a result, the Minnetonka location will close by June 30, 2005, resulting in the relocation or involuntary termination of all employees. Severance agreements have been entered into with all affected employees.

The Company has recognized the severance costs as a liability assumed as of the acquisition date, resulting in additional goodwill. The following table summarizes the activity with respect to the severance reserves established and the total amount expected to be incurred.

	Change of Control	Other Employee Separation
Accrual charged to goodwill	$12,271	$11,076
Cash payments	(12,271)	(8,073)
Balance at April 30, 2005	$ —	**$ 3,003**

Note C: Discontinued Operations

During 2005, the Company sold several businesses consistent with its stated long-term strategy. On June 16, 2004, the Company sold its Australian subsidiary, Henry Jones Foods ("HJF") to SPC Ardmona Ltd. The transaction generated proceeds of approximately $35.7 million in cash and resulted in a gain of approximately $9 million ($1.5 million, net of tax). On October 6, 2004, the Company sold its Brazilian subsidiary, Smucker do Brasil, Ltda., to Cargill, Incorporated, generating proceeds of approximately $6.9 million in cash and resulting in a loss of approximately $5.9 million ($2.8 million, net of tax).

In addition, on February 18, 2005, the Company sold the Multifoods U.S. foodservice and bakery products businesses, as well as the Canadian foodservice locations operated under the Gourmet Baker name, which were acquired as part of Multifoods. The sale to Value Creations Partners, Inc. generated proceeds consisting of $33 million in cash and a subordinated promissory note with a face value of $10 million, and a fair value of approximately $6.8 million. No gain or loss was recorded on this transaction.

The financial position, results of operations, and cash flows of these three businesses are reported as discontinued operations and all prior periods have been restated.

The following table summarizes the operating results of the discontinued operations included in the Statements of Consolidated Income.

	Year Ended April 30,		
	2005	2004	2003
Net sales	**$135,658**	$47,456	$41,645
Income from discontinued operations before income tax	**3,338**	1,649	3,679
Income from discontinued operations	**(1,387)**	52	2,130

Income from discontinued operations for the year ended April 30, 2005, includes a $1.3 million loss, net of taxes, on the divestitures of HJF and the Brazilian subsidiary. Interest expense of $600 has been allocated to the U.S. foodservice and bakery business for the year ended April 30, 2005.

The following table summarizes the carrying values of the assets and liabilities of discontinued operations included in the Consolidated Balance Sheet at April 30, 2004.

Assets of discontinued operations:	
Current assets	$20,609
Property, plant, and equipment	12,187
Goodwill	7,483
Other intangible assets, net	5,878
Other assets	45
Total assets of discontinued operations	$46,202
Liabilities of discontinued operations:	
Current liabilities	$ 8,211
Noncurrent liabilities	337
Total liabilities of discontinued operations	$ 8,548

Note D: Merger

On June 1, 2002, the Company merged the *Jif* peanut butter and *Crisco* shortening and oils businesses of The Procter & Gamble Company ("P&G") with and into the Company in a tax-free stock transaction. Under the terms of the agreement, P&G spun off its *Jif* and *Crisco* businesses to its shareholders and immediately thereafter those businesses were merged with and into the Company. P&G shareholders received one Company common share for every 50 P&G common shares that they held as of the record date for the distribution of the *Jif* and *Crisco* businesses to the P&G shareholders. The Company's shareholders received 0.9451 of a new Company common share for each Company common share that they held immediately prior to the merger. Approximately 26,023,000 common shares were issued to the P&G shareholders, valued at approximately $781,485 based on the average market price of the Company's common shares over the period from three days before to three days after the terms of the merger were announced.

The conversion of the Company's common shares into new Company common shares has been treated in a manner similar to a reverse stock split.

The merger and the combination of three brands – *Smucker's*, *Jif*, and *Crisco* – enhances the Company's strategic and market position. The merger was accounted for as a purchase business combination and for accounting purposes, the Company was the acquiring enterprise. Accordingly, the results of the *Jif* and *Crisco* operations are included in the Company's consolidated financial statements from the date of the merger. The aggregate purchase price was approximately $792,252, including $10,767 of capitalized acquisition related expenses. In addition, the Company incurred costs of $10,511 in 2003 that were directly related to the merger and integration of *Jif* and *Crisco*. Due to the nature of these costs, they were expensed as incurred.

The assets acquired and liabilities assumed in the merger of the *Jif* and *Crisco* businesses were recorded at estimated fair values as determined by Company management. The Company obtained independent appraisals for the fair value of property, plant, and equipment and identified intangible assets. A summary of the assets acquired and liabilities assumed in the merger follows:

Assets acquired:	
Tangible assets	$138,152
Intangible assets not subject to amortization	305,000
Intangible asset subject to amortization (ten-year useful life)	1,000
Goodwill	488,950
Total assets acquired	$933,102
Total liabilities assumed	$140,850
Net assets acquired	$792,252

The $488,950 of goodwill relates to the U.S. retail market segment and is not deductible for tax purposes.

Note E: Restructuring

During 2003, the Company announced its plan to restructure certain operations as part of its ongoing efforts to refine its portfolio, optimize its production capacity, improve productivity and operating efficiencies, and improve the Company's overall cost base as well as service levels in support of its long-term strategy. The Company's strategy is to own and market leading North American icon brands sold in the center of the store.

During 2004, the Company closed its fruit processing operations at its Watsonville, California, and Woodburn, Oregon, locations and subsequently sold these facilities. *Uncrustables* production at the West Fargo, North Dakota, location is expected to be discontinued in fiscal 2006. In Ripon, Wisconsin, the Company completed the combination of its two manufacturing facilities into one expanded site.

In the first quarter of fiscal 2005, the Company completed a restructuring program to streamline operations in Europe and the United Kingdom, including the exit of a contract packaging arrangement and certain segments of its retail business. In the third quarter of fiscal 2005, the Company announced its intent to discontinue operations at its Salinas, California, facility and restructure its U.S. distribution operations. Production from the Salinas facility will be relocated to plants in Orrville, Ohio, and Memphis, Tennessee, by December 31, 2005. During the last half of fiscal 2005, the Company completed the sale of its U.S. industrial business.

Upon completion, the restructurings will result in the elimination of approximately 535 full-time positions.

The Company expects to incur total restructuring costs of approximately $40 million related to these initiatives, of which $31.7 million has been incurred from the fourth quarter of fiscal 2003 through April 30, 2005. The balance of the costs will be incurred through the third quarter of 2006. The remaining cash payments, estimated to be approximately $11 million, will be paid through the end of 2006.

The following table summarizes the activity with respect to the restructuring and related asset impairment charges recorded and reserves established and the total amount expected to be incurred.

	Employee Separation	Long-Lived Asset Charges	Equipment Relocation	Other Costs	Total
Total expected restructuring charge	$14,700	$8,400	$7,900	$9,000	$40,000
Balance at May 1, 2002	$ —	$ —	$ —	$ —	$ —
Charge to expense	1,116	1,055	—	366	2,537
Cash payments	—	—	—	(200)	(200)
Noncash utilization	—	(1,055)	—	(166)	(1,221)
Balance at April 30, 2003	$ 1,116	$ —	$ —	$ —	$ 1,116
Charge to expense	5,702	6,113	827	3,184	15,826
Cash payments	(2,421)	—	(827)	(843)	(4,091)
Noncash utilization	—	(6,113)	—	(1,192)	(7,305)
Balance at April 30, 2004	$ 4,397	$ —	$ —	$1,149	$ 5,546
Charge to expense	6,222	1,002	3,548	2,548	13,320
Cash payments	(6,660)	—	(3,548)	(2,159)	(12,367)
Noncash utilization	(737)	(1,002)	—	(1,538)	(3,277)
Balance at April 30, 2005	**$ 3,222**	**$ —**	**$ —**	**$ —**	**$ 3,222**
Remaining expected restructuring charge	$ 1,660	$ 230	$3,525	$2,902	$ 8,317

Approximately $2,466, $8,464, and $1,256 of the total restructuring charges of $13,320, $15,826, and $2,537 in 2005, 2004, and 2003, respectively, were reported in costs of products sold in the accompanying Statements of Consolidated Income, while the remaining charges were reported in other restructuring costs. The restructuring costs included in cost of products sold include long-lived asset charges and inventory disposition costs. Expected employee separation costs of approximately $14,700 are being recognized over the estimated future service period of the related employees. The obligation related to employee separation costs is included in salaries, wages, and additional compensation, in the Consolidated Balance Sheets.

Long-lived asset charges include accelerated depreciation related to machinery and equipment that will be used by the production facilities until they close. Other costs include miscellaneous expenditures associated with the Company's restructuring initiative and are expensed as incurred. These costs include professional fees and other closed facility costs.

Note F: Reportable Segments

The Company operates in one industry: the manufacturing and marketing of food products. The Company has two reportable segments: U.S. retail market and special markets. The U.S. retail market segment includes the consumer and consumer oils and baking business areas. Prior to the acquisition of Multifoods, this segment primarily represented the domestic sales of *Smucker's, Jif,* and *Crisco* branded products to retail customers. With the addition of Multifoods, domestic sales of *Pillsbury, Hungry Jack, Martha White,* and *Pet* branded products to retail customers are now included in this segment. The special markets segment is comprised of the foodservice, beverage, Canada, international, and industrial business areas. The Canadian business acquired from Multifoods has been combined with the Company's previous Canadian business to form the new Canada business area and includes sales of *Smucker's, Jif, Crisco, Robin Hood, Bick's,* and *Golden Temple.* Special markets segment products are distributed through retail channels, foodservice distributors and operators (i.e., restaurants, schools and universities, health care operations), other food manufacturers, health and natural food stores, and in foreign countries.

The following table sets forth reportable segment and geographical information.

	Year Ended April 30,		
	2005	2004	2003
Net sales:			
U.S. retail market	**$1,405,191**	$1,002,306	$ 889,871
Special markets	**638,686**	367,250	380,227
Total net sales	**$2,043,877**	$1,369,556	$1,270,098
Segment profit:			
U.S. retail market	**$ 295,045**	$ 231,068	$ 197,709
Special markets	**64,049**	47,649	50,102
Total segment profit	**$ 359,094**	$ 278,717	$ 247,811
Interest income	**4,683**	2,761	1,626
Interest expense	**(22,555)**	(6,209)	(8,375)
Amortization expense	**(1,971)**	(2,414)	(1,420)
Restructuring costs	**(13,320)**	(15,826)	(2,537)
Merger and integration costs	**(17,954)**	(1,266)	(10,511)
Corporate administrative expenses	**(103,843)**	(80,468)	(72,110)
Other unallocated income (expenses)	**480**	1,875	(2,774)
Income from continuing operations before income taxes	**$ 204,614**	$ 177,170	$ 151,710
Net sales:			
Domestic	**$1,677,863**	$1,278,243	$1,190,190
International:			
Canada	**338,798**	64,295	51,964
All other international	**27,216**	27,018	27,944
Total international	**$ 366,014**	$ 91,313	$ 79,908
Total net sales	**$2,043,877**	$1,369,556	$1,270,098
Assets:			
Domestic	**$2,107,999**	$1,592,829	$1,515,210
International:			
Canada	**517,343**	33,213	34,126
All other international	**10,552**	58,083	66,071
Total international	**$ 527,895**	$ 91,296	$ 100,197
Total assets	**$2,635,894**	$1,684,125	$1,615,407
Long-lived assets:			
Domestic	**$1,709,622**	$1,214,258	$1,108,407
International:			
Canada	**364,334**	12,508	12,123
All other international	**6,087**	6,508	5,730
Total international	**$ 370,421**	$ 19,016	$ 17,853
Total long-lived assets	**$2,080,043**	$1,233,274	$1,126,260

Segment profit represents revenue less direct and allocable operating expenses.

The following table presents product sales information.

	Year Ended April 30,		
	2005	2004	2003
Peanut butter	**20%**	28%	26%
Shortening and oils	**17**	24	23
Fruit spreads	**14**	19	19
Flour and baking ingredients	**13**	—	—
Baking mixes and frostings	**11**	—	—
Portion control	**4**	7	6
Juices and beverages	**4**	6	6
Toppings and syrups	**4**	5	5
Pickles and condiments	**3**	—	—
Uncrustables frozen sandwiches	**3**	4	3
Industrial ingredients	**3**	4	7
Other	**4**	3	5
Total	**100%**	100%	100%

Note G: Earnings per Share

The following table sets forth the computation of earnings per common share and earnings per common share – assuming dilution.

	Year Ended April 30,		
	2005	2004	2003
Numerator:			
Income from continuing operations for earnings per common share and earnings per common share – assuming dilution	**$130,460**	$111,298	$94,212
Denominator:			
Denominator for earnings per common share – weighted-average shares	**57,086,734**	49,816,926	47,309,257
Effect of dilutive securities:			
Stock options	**533,875**	502,166	366,629
Restricted stock	**128,171**	76,655	88,891
Denominator for earnings per common share – assuming dilution	**57,748,780**	50,395,747	47,764,777
Income from continuing operations per common share	**$ 2.29**	$ 2.23	$ 1.99
Income from continuing operations per common share – assuming dilution	**$ 2.26**	$ 2.21	$ 1.97

Options to purchase 213,516 common shares at $49.60 to $57.09 per share were outstanding during 2005 but were not included in the computation of earnings per common share – assuming dilution, as the options' exercise prices were greater than the average market price of the common shares and, therefore, the effect would be antidilutive.

Note H: Marketable Securities

The Company invests in debt securities. Under the Company's investment policy, it will invest in securities deemed to be investment grade at time of purchase. Currently, these investments are defined as government-backed mortgage obligations, corporate bonds, municipal bonds, and commercial paper. The Company determines the appropriate categorization of its debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has categorized all debt securities as available for sale because it currently has the intent to convert these investments into cash if and when needed. Classification of these available-for-sale marketable securities as current or noncurrent is based on whether the conversion to cash is expected to be necessary for current operations, which is currently consistent with the securities maturity date.

Securities categorized as available for sale are stated at fair value, with unrealized gains and losses reported as a component of other comprehensive income or loss. Approximately $67,094 and $28,957 of proceeds have been realized upon maturity of available-for-sale marketable securities in 2005 and 2004, respectively, resulting in no gains or losses.

The following table is a summary of available-for-sale marketable securities.

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. corporate securities	$28,012	$ —	$ (492)	$27,520
Mortgage-backed securities	49,375	132	(214)	49,293
Balance at April 30, 2005	**$77,387**	**$ 132**	**$ (706)**	**$76,813**

	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
U.S. corporate securities	$23,187	$ 78	$ (35)	$23,230
Government-backed obligations	9,015	7	—	9,022
Mortgage-backed securities	24,453	100	(142)	24,411
Balance at April 30, 2004	$56,655	$ 185	$ (177)	$56,663

The contractual maturities of these available-for-sale marketable securities were as follows:

	April 30, 2005		April 30, 2004	
	Cost	Estimated Fair Value	Cost	Estimated Fair Value
Due in one year or less	**$17,910**	**$17,739**	$15,086	$15,074
Due after one to five years	**10,102**	**9,781**	17,116	17,178
Mortgage-backed securities	**49,375**	**49,293**	24,453	24,411
Total marketable securities	**$77,387**	**$76,813**	$56,655	$56,663

Marketable securities in an unrealized loss position at April 30, 2005, are presented in the following table by length of time the securities were in an unrealized loss position.

	Cost	Estimated Fair Value	Unrealized Loss	Number of Securities
Less than 12 months	$61,671	$60,984	$687	7
More than 12 months	2,620	2,601	19	1
Balance at April 30, 2005	**$64,291**	**$63,585**	**$706**	**8**

Based on management's evaluation at April 30, 2005, considering the nature of the investments, the credit worthiness of the issuers, and the intent and ability of the Company to hold the securities for the period necessary to recover the cost of the securities, the decline in the fair values was determined to be temporary.

Note I: Goodwill and Other Intangible Assets

A summary of changes in the Company's goodwill during the years ended April 30, 2005 and 2004, by reportable segment is as follows:

	U.S. Retail Market	Special Markets	Total
Balance at May 1, 2003	$502,303	$16,449	$518,752
Acquisition	4,759	—	4,759
Other	—	149	149
Balance at April 30, 2004	$507,062	$16,598	$523,660
Acquisition	403,515	23,443	426,958
Divestiture	—	(1,420)	(1,420)
Other	—	2,010	2,010
Balance at April 30, 2005	**$910,577**	**$40,631**	**$951,208**

Included in the loss on sale of discontinued operations is the disposal of approximately $7,483 of goodwill associated with HJF and the Company's Brazilian subsidiary.

The Company's other intangible assets and related accumulated amortization are as follows:

	April 30, 2005			April 30, 2004		
	Acquisition Cost	Accumulated Amortization	Net	Acquisition Cost	Accumulated Amortization	Net
Finite-lived intangible assets:						
Patents	**$ 1,000**	**$292**	**$ 708**	$ 1,000	$ 192	$ 808
Customer lists and formulas	—	—	—	3,887	972	2,915
Total intangible assets subject to amortization	**$ 1,000**	**$292**	**$ 708**	$ 4,887	$1,164	$ 3,723
Indefinite-lived intangible assets:						
Trademarks	**$469,050**	**$ —**	**$469,050**	$313,514	$ —	$313,514
Total intangible assets not subject to amortization	**$469,050**	**$ —**	**$469,050**	$313,514	$ —	$313,514
Total other intangible assets	**$470,050**	**$292**	**$469,758**	$318,401	$1,164	$317,237

Amortization expense for finite-lived intangible assets was approximately $361, $490, and $480 in 2005, 2004, and 2003, respectively. The weighted-average useful life of the finite-lived intangible asset is ten years. Based on the current amount of intangible assets subject to amortization, the estimated amortization expense for each of the succeeding five years is $100. Approximately $154,000 was recorded to indefinite-lived intangible assets from the Multifoods acquisition during 2005.

Pursuant to Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets,* the Company is required to review goodwill and indefinite-lived intangible assets at least annually for impairment. The annual impairment review of all appropriate assets was performed as of February 1, 2005. Goodwill impairment is tested at the reporting unit level which are the Company's operating segments. No impairment was required to be recorded as a result of the annual impairment review.

Note J: Pensions and Other Postretirement Benefits

The Company has pension plans covering substantially all of its domestic and Canadian employees. Benefits are based on the employee's years of service and compensation. The Company's plans are funded in conformity with the funding requirements of applicable government regulations.

In addition to providing pension benefits, the Company sponsors several unfunded, defined postretirement plans that provide health care and life insurance benefits to certain retired domestic and Canadian employees. These plans are contributory, with retiree contributions adjusted periodically, and contain other cost-sharing features, such as deductibles and coinsurance. Covered employees generally are eligible for these benefits when they reach age 55 and have attained ten years of credited service.

Net periodic benefit cost included the following components:

	Defined Benefit Pension Plans			Other Postretirement Benefits		
Year Ended April 30,	**2005**	2004	2003	**2005**	2004	2003
Service cost	**$ 7,596**	$4,152	$3,121	**$1,866**	$1,087	$ 695
Interest cost	**19,593**	6,617	5,976	**3,171**	1,342	990
Expected return on plan assets	**(24,655)**	(5,584)	(6,106)	**—**	—	—
Amortization of prior service cost (credit)	**1,457**	1,456	1,239	**(43)**	(43)	(45)
Amortization of initial net asset	**(224)**	(227)	(234)	**—**	—	—
Recognized net actuarial loss (gain)	**825**	1,397	131	**347**	150	(78)
Special termination benefits	**193**	—	—	**—**	—	—
Curtailment loss	**544**	—	—	**—**	—	—
Net periodic benefit cost	**$ 5,329**	$7,811	$4,127	**$5,341**	$2,536	$1,562
Weighted-average assumptions used in determining net periodic benefit costs:						
U.S. plans:						
Discount rate	**6.25%**	6.25%	7.25%	**6.25%**	6.25%	7.25%
Expected return on plan assets	**8.50%**	8.75%	9.00%	**—**	—	—
Rate of compensation increase	**4.50%**	4.50%	4.50%	**—**	—	—
Canadian plans:						
Discount rate	**6.50%**	—	—	**6.50%**	—	—
Expected return on plan assets	**8.50%**	—	—	**—**	—	—
Rate of compensation increase	**4.00%**	—	—	**—**	—	—

The Company uses a measurement date of April 30 to determine defined benefit pension plans' and other postretirement benefits' assets and benefit obligations.

The following table sets forth the combined status of the plans as recognized in the Consolidated Balance Sheets.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
	April 30,		April 30,	
	2005	2004	**2005**	2004
Change in benefit obligation:				
Benefit obligation at beginning of the year	**$119,294**	$107,718	**$ 27,175**	$ 21,734
Service cost	**7,596**	4,152	**1,866**	1,087
Interest cost	**19,593**	6,617	**3,171**	1,342
Amendments	**111**	47	**755**	—
Acquisition	**223,635**	—	**26,680**	—
Actuarial loss	**42,278**	4,055	**364**	3,778
Participant contributions	**715**	—	**1,414**	220
Benefits paid	**(20,770)**	(3,295)	**(3,493)**	(986)
Curtailments	**(112)**	—	**—**	—
Special termination benefits	**193**	—	**—**	—
Foreign currency translation adjustments	**7,933**	—	**853**	—
Benefit obligation at end of the year	**$400,466**	$119,294	**$ 58,785**	$ 27,175
Change in plan assets:				
Fair value of plan assets at beginning of the year	**$ 84,520**	$ 64,173	**$ —**	$ —
Actual return on plan assets	**20,078**	17,132	**—**	—
Company contributions	**14,102**	6,510	**2,079**	766
Participant contributions	**715**	—	**1,414**	220
Benefits paid	**(20,770)**	(3,295)	**(3,493)**	(986)
Acquisition	**232,971**	—	**—**	—
Foreign currency translation adjustments	**8,250**	—	**—**	—
Fair value of plan assets at end of the year	**$339,866**	$ 84,520	**$ —**	$ —
Net amount recognized:				
Funded status of the plans	**$ (60,600)**	$ (34,774)	**$(58,785)**	$(27,175)
Unrecognized net actuarial loss	**63,976**	17,946	**8,198**	8,181
Unrecognized prior service cost (credit)	**10,046**	11,936	**408**	(390)
Unrecognized initial asset	**(80)**	(304)	**—**	—
Net benefit asset (liability) recognized	**$ 13,342**	$ (5,196)	**$(50,179)**	$(19,384)
Accrued benefit liability	**$ (46,638)**	$ (23,641)	**$(50,179)**	$(19,384)
Prepaid benefit cost	**24,249**	4,803	**—**	—
Intangible asset	**10,046**	4,079	**—**	—
Minimum pension liability	**25,685**	9,563	**—**	—
Net benefit asset (liability) recognized	**$ 13,342**	$ (5,196)	**$(50,179)**	$(19,384)

The following table sets forth the assumptions used in determining the benefit obligations.

	Defined Benefit Pension Plans		Other Postretirement Benefits	
	April 30,		April 30,	
	2005	2004	**2005**	2004
Weighted-average assumptions used in determining benefit obligation:				
U.S. plans:				
Discount rate	**5.75%**	6.25%	**5.75%**	6.25%
Rate of compensation increase	**4.40%**	4.50%	**—**	—
Canadian plans:				
Discount rate	**5.50%**	—	**5.50%**	—
Rate of compensation increase	**4.00%**	—	**—**	—

For 2006, the assumed health care trend rates are ten percent and nine percent, for U.S. and Canadian plans, respectively. The rate for participants under age 65 is assumed to decrease to five percent in 2011, and four and one-half percent in 2014, for U.S. and Canadian plans, respectively. The health care cost trend rate assumption has a significant effect on the amount of the other postretirement benefits obligation and periodic other postretirement benefits cost reported.

A one-percentage point annual change in the assumed health care cost trend rate would have the following effect as of April 30, 2005:

	One Percentage Point	
	Increase	Decrease
Effect on total service and interest cost components	$ 1,018	$ (798)
Effect on benefit obligation	10,030	(8,153)

The following table sets forth additional information related to the Company's defined benefit pension plans.

	April 30,	
	2005	2004
Increase (decrease) in minimum liability included in other comprehensive income or loss	**$ 16,122**	$ (5,582)
Accumulated benefit obligation for all pension plans	**373,744**	104,753

The following table sets forth additional information related to the Company's defined benefit pension plans with an accumulated benefit obligation in excess of plan assets and defined benefit pension plans with a projected benefit obligation in excess of plan assets.

	April 30,	
	2005	2004
Plans with an accumulated benefit obligation in excess of plan assets:		
Accumulated benefit obligation	**$187,002**	$ 49,451
Fair value of plan assets	**140,372**	25,810
Plans with a projected benefit obligation in excess of plan assets:		
Accumulated benefit obligation	**242,278**	104,753
Fair value of plan assets	**197,233**	84,520

The Company employs a total return on investment approach for the defined benefit pension plans' assets. A mix of equities and fixed income investments are used to maximize the long-term rate of return on assets for the level of risk. The objectives of this strategy are to achieve full funding of the accumulated benefit obligation, and to achieve investment experience over time that will minimize pension expense volatility and hold to a feasible minimum the Company's contributions required to maintain full funding status. In determining the expected long-term rate of return on defined benefit pension plans' assets, management considers the historical rates of return, the nature of investments, the asset allocation, and expectations of future investment strategies.

The Company's pension plans' asset target and actual allocations are as follows:

	Target Allocation	Actual Allocation April 30, 2005	Actual Allocation April 30, 2004
Equity securities	67%	**61%**	71%
Debt securities	33	**37**	27
Cash and other investments	—	**2**	2
	100%	**100%**	100%

Included in equity securities are 317,552 of the Company's common shares at April 30, 2005 and 2004. The market value of these shares is $15,757 at April 30, 2005. The Company paid dividends of $318 on these shares during 2005.

The Company expects to contribute approximately $15 million and $2 million to the pension and other postretirement benefit plans, respectively, in 2006. The Company expects to make the following benefit payments for all benefit plans: $28 million in 2006, $23 million in 2007, $32 million in 2008, $25 million in 2009, $26 million in 2010, and $139 million in 2011 through 2015.

The Company also charged to operations approximately $123, $488, and $707 in 2005, 2004, and 2003, respectively, for contributions to plans not administered by the Company on behalf of employees subject to certain labor contracts. These amounts were determined in accordance with provisions of the labor contracts. The Company is unable to determine its share of either the accumulated plan benefits or net assets available for benefits under such plans.

Certain of the Company's active employees participate in multiemployer plans that provide defined postretirement health care benefits. The aggregate amount contributed to these plans, including the charge for net periodic postretirement benefit costs, totaled $1,408, $1,639, and $2,316 in 2005, 2004, and 2003, respectively.

Note K: Savings Plans

ESOP: The Company sponsors an Employee Stock Ownership Plan and Trust ("ESOP") for certain domestic, nonrepresented employees. The Company has entered into loan agreements with the Trustee of the ESOP for purchases by the ESOP of the Company's common shares in amounts not to exceed a total of 1,134,120 unallocated common shares of the Company at any one time. These shares are to be allocated to participants over a period of not less than 20 years.

ESOP loans bear interest at one-half percentage point over prime, are secured by the unallocated shares of the plan, and are payable as a condition of allocating shares to participants. Interest incurred on ESOP debt was $407, $356, and $406 in 2005, 2004, and 2003, respectively. Contributions to the plan, representing compensation expense, are made annually in amounts sufficient to fund ESOP debt repayment and were $476, $497, and $558 in 2005, 2004, and 2003, respectively. Dividends on unallocated shares are used to reduce expense and were $398, $395, and $368 in 2005, 2004, and 2003, respectively. The principal payments received from the ESOP in 2005, 2004, and 2003 were $540, $509, and $469, respectively.

Dividends on allocated shares are credited to participant accounts and are used to purchase additional common shares for participant accounts. Dividends on allocated and unallocated shares are charged to retained earnings by the Company.

As permitted by Statement of Position 93-6, *Employers' Accounting for Employee Stock Ownership Plans,* the Company will continue to recognize future compensation using the cost basis as all shares currently held by the ESOP were acquired prior to 1993. At April 30, 2005, the ESOP held 382,810 unallocated and 639,473 allocated shares. All shares held by the ESOP were considered outstanding in earnings per share calculations for all periods presented.

Defined Contribution Plans: The Company offers employee savings plans for all domestic and Canadian employees not covered by certain collective bargaining agreements. The Company's contributions under these plans are based on a specified percentage of employee contributions. Charges to operations for these plans in 2005, 2004, and 2003 were $4,654, $3,455, and $2,635, respectively.

Note L: Stock Benefit Plans

The Company provides for equity-based incentives to be awarded to key employees through the 1998 Equity and Performance Incentive Plan, the 1987 Stock Option Plan, and the Amended and Restated 1997 Stock-Based Incentive Plan, and to nonemployee directors through the Nonemployee Director Stock Option Plan adopted in 2002.

1998 Equity and Performance Incentive Plan: This plan provides for the issuance of stock options and restricted stock, which may include performance criteria, as well as stock appreciation rights, deferred shares, restricted stock units, and performance shares. At April 30, 2005, there were 1,536,003 common shares available for future issuance under this plan. Of this total amount available for issuance, the amount of restricted stock available for issuance is limited to 759,225 common shares. Restricted stock issued under this plan is subject to a risk of forfeiture for at least three years in the event of termination of employment or failure to meet performance criteria, if any. All restricted shares issued to date under the plan are subject to a four-year forfeiture period. Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the date of the grant.

1987 Stock Option Plan: Options granted under this plan become exercisable at the rate of one-third per year, beginning one year after the date of grant, and the option price is equal to the market value of the shares on the date of the grant. There are 4,494 common shares available for future grant under this plan.

Amended and Restated 1997 Stock-Based Incentive Plan: This plan was initially adopted by shareholders of Multifoods in 1997. Effective with the Company's acquisition of Multifoods, the Company assumed the plan. After the acquisition, only former employees of Multifoods that are employed by the Company will be eligible to receive awards under the plan. There are 220,294 common shares available for future grant under this plan.

As a result of the acquisition, the Company also assumed two additional stock benefit plans. However, no common shares are available for future grant under the plans.

Nonemployee Director Stock Option Plan: This plan provides for the issuance of stock options to nonemployee directors annually, on September 1 of each year. Options granted under this plan become exercisable six months after the date of grant, and the option price is equal to the market value of the shares on the date of the grant. There are 48,510 common shares available for future grant under this plan.

A summary of the Company's stock option activity, and related information follows:

	Options	Weighted-Average Exercise Price
Outstanding at May 1, 2002	1,574,688	$22.69
Granted	1,275,000	33.72
Exercised	(220,356)	22.69
Forfeited	(13,247)	30.15
Outstanding at April 30, 2003	2,616,085	$28.03
Granted	388,000	43.32
Exercised	(385,455)	25.22
Forfeited	(55,057)	33.98
Outstanding at April 30, 2004	2,563,573	$30.64
Assumed in the Multifoods acquisition	921,824	41.77
Granted	549,000	44.21
Exercised	(740,024)	30.87
Forfeited	(122,191)	47.31
Outstanding at April 30, 2005	**3,172,182**	**$35.53**
Exercisable at April 30, 2003	1,258,103	$22.73
Exercisable at April 30, 2004	1,407,281	25.58
Exercisable at April 30, 2005	**2,024,247**	**32.68**

The following table summarizes the range of exercise prices and weighted-average exercise prices for options outstanding and exercisable at April 30, 2005, under the Company's stock benefit plans.

Range of Exercise Prices	Outstanding	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life (years)	Exercisable	Weighted-Average Exercise Price
$16.87–$25.00	678,080	$21.78	4.1	678,080	$21.78
$25.01–$37.50	1,197,913	32.90	6.6	818,915	32.55
$37.51–$57.09	1,296,189	45.14	7.0	527,252	46.92

Note M: Long-Term Debt and Financing Arrangements

Long-term debt consists of the following:

	April 30,	
	2005	2004
6.77% Senior Notes due June 1, 2009	**$ 75,000**	$ 75,000
7.70% Series A Senior Notes due September 1, 2005	**17,000**	17,000
7.87% Series B Senior Notes due September 1, 2007	**33,000**	33,000
7.94% Series C Senior Notes due September 1, 2010	**10,000**	10,000
4.78% Senior Notes due June 1, 2014	**100,000**	—
6.60% Senior Notes due November 13, 2009	**213,560**	—
Total long-term debt	**$448,560**	$135,000
Current portion of long-term debt	**17,000**	—
Total long-term debt less current portion	**$431,560**	$135,000

In connection with the acquisition of Multifoods, the Company assumed $200 million of 6.602 percent, senior, unsecured notes due November 13, 2009, with a fair value of approximately $216 million at the acquisition date. The notes assumed are guaranteed by Diageo plc. The guarantee may terminate, in a limited circumstance, prior to the maturity of the notes. In addition, on May 27, 2004, the Company issued $100 million of 4.78 percent, senior, unsecured notes due June 1, 2014.

The notes are unsecured and interest is paid annually on the notes assumed in the Multifoods acquisition and semiannually on the remaining notes. Among other restrictions, the note purchase agreements contain certain covenants relating to liens, consolidated net worth, and sale of assets as defined in the agreements. The Company is in compliance with all covenants.

On June 17, 2004, the Company entered into a five-year, $180 million revolving credit facility with a group of four banks. Interest on the revolving credit facility is based on prevailing U.S. prime, Canadian Base Rate, LIBOR, or Canadian CDOR, as determined by the Company, and is payable either on a quarterly basis, or at the end of the borrowing term. At April 30, 2005, the Company had approximately $33.4 million outstanding under the revolving credit facility at a weighted average interest rate of 3.04 percent. At April 30, 2005, the Company had standby letters of credit of approximately $20.3 million outstanding.

Interest paid totaled $29,075, $10,364, and $10,061 in 2005, 2004, and 2003, respectively. This differs from interest expense due to the timing of payments, amortization of the fair value adjustment on the notes assumed in the Multifoods acquisition, amortization of deferred interest rate swap gains, and interest capitalized of $1,000, $1,850, and $442 in 2005, 2004, and 2003, respectively.

Note N: Guarantees

In September 2002, Multifoods sold its foodservice distribution business to Wellspring Distribution Corporation ("Wellspring") while continuing to guarantee certain real estate and tractor-trailer fleet lease obligations of the business. As a result of the Company's acquisition of Multifoods, the Company now is obligated under these guarantees. The guarantee requires the lessor to pursue collection and other remedies against Wellspring before demanding payment from the Company. In addition, the Company's obligation related to the tractor-trailer fleet lease is limited to 75 percent of the amount outstanding after the lessor has exhausted its remedies against Wellspring. The fleet guarantee will expire in September 2006 and the real estate guarantees will expire in September 2010.

The possibility that the Company would be required to honor the contingent liabilities under the guarantee is largely dependent upon the future operations of Wellspring and the value of the underlying leased properties. The Company currently has no liability recorded related to the guarantee. Should a reserve be required in the future, it would be recorded at the time the obligation was considered to be probable and estimable.

At April 30, 2005, the Company's guarantees outstanding for the lease obligations of Wellspring were $13,116 related to the tractor-trailer fleet lease and $10,930 related to the real estate lease.

Note O: Derivative Financial Instruments

The Company is exposed to market risks, such as changes in interest rates, currency exchange rates, and commodity pricing. To manage the volatility relating to these exposures, the Company enters into various derivative transactions.

Commodity Price Management: In connection with the purchase of raw materials used by the Company's flour and baking business in Canada, and the consumer oils and baking business in the United States, the Company enters into commodity futures and options contracts to manage the price volatility and reduce the variability of future cash flows related to anticipated inventory purchases of wheat, flour, and edible oils. The Company also enters into commodity futures and options related to the delivery of natural gas to the manufacturing plants in the United States. The derivative instruments generally have maturities of less than one year. Certain of the derivative instruments associated with the Company's oils business meet the hedge criteria according to Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities,* and are accounted for as cash flow hedges. The mark-to-market gains or losses on qualifying hedges are deferred and included as a component of other comprehensive income or loss to the extent effective, and reclassified into cost of products sold in the period during which the hedged transaction affects earnings.

In order to qualify as a hedge of commodity price risk, it must be demonstrated that the changes in the fair value of the commodities futures contracts are highly effective in hedging price risks associated with the commodity purchased. Hedge ineffectiveness is measured on a quarterly basis. The mark-to-market gains or losses on nonqualifying, excluded, and ineffective portions of hedges are recognized in cost of products sold immediately.

The mark-to-market value of all derivative commodity instruments is included in current assets on the Consolidated Balance Sheets. As of April 30, 2005 and 2004, the deferred gain, net of tax, included in accumulated other comprehensive loss was $916 and $1,237, respectively. This entire amount at April 30, 2005, is expected to be recognized in earnings as the related commodity is utilized during 2006. The impact of commodities futures contracts and options recognized in earnings was a loss of $10,915 in 2005, and a gain of $3,967 and $4,050, in 2004 and 2003, respectively. Included in these amounts are amounts related to nonqualifying, excluded, and ineffective portions of hedges resulting in a loss of $2,389 in 2005, and a gain of $351 and $3,226, in 2004 and 2003, respectively.

Interest Rate Hedging: The Company's policy is to manage interest cost using a mix of fixed- and variable-rate debt. To manage this mix in a cost efficient manner, the Company may periodically enter into interest rate swaps in which the Company agrees to exchange, at specified intervals, the difference between fixed and variable interest amounts calculated by reference to an agreed-upon notional principal amount. The interest rate swap agreements effectively modify the

Company's exposure to interest risk by converting a portion of the Company's fixed-rate debt to a floating rate. The interest rate swap and the instrument being hedged is marked to market in the balance sheet. The mark-to-market value of both the fair value hedging instruments and the underlying debt obligations are recorded as equal and offsetting gains or losses in other income or expense. No other cash payments are made unless the contract is terminated prior to maturity, in which case the amount paid or received in settlement is established by agreement at the time of termination, and usually represents the net present value, at current rates of interest, of the remaining obligations to exchange payments under the terms of the contract. Any gains or losses upon the early termination of the interest rate swap contracts are deferred and recognized over the remaining life of the contract.

During 2004 and 2003, the Company terminated its interest rate swap agreements prior to maturity. As a result of the early terminations, the Company received $924 and $4,092 in cash in 2004 and 2003, respectively, and realized corresponding gains, which have been deferred. These deferred gains will be recognized in earnings over the remaining lives of the original swap agreements as a reduction of future interest expense. At April 30, 2005 and 2004, the balance of the deferred gains related to the terminated swaps was $2,334 and $3,530, respectively, and is included in other noncurrent liabilities on the Consolidated Balance Sheets.

Foreign Exchange Rate Hedging: The Company utilizes forward currency exchange contracts with maturities of less than one year. These contracts are used to hedge the effect of foreign exchange fluctuations on future cash payments related to purchases of certain assets. These contracts are accounted for as cash-flow hedges with associated mark-to-market gains and losses deferred and included as a component of other comprehensive income or loss. These gains or losses are reclassified to earnings in the period the futures contracts are executed. The mark-to-market value of all foreign exchange rate derivatives are included in other current assets on the Consolidated Balance Sheets. Included in accumulated other comprehensive loss was a deferred gain, net of tax, of $8 and a deferred loss, net of tax, of $47 at April 30, 2005 and 2004, respectively. The entire amount at April 30, 2005, is expected to be recognized in earnings during 2006.

Note P: Other Financial Instruments

Financial instruments, other than derivatives, that potentially subject the Company to significant concentrations of credit risk consist principally of cash investments, marketable securities, and trade receivables. The Company places its cash investments with high quality financial institutions and limits the amount of credit exposure to any one institution. The Company's marketable securities are in debt securities. Under the Company's investment policy, it will invest in securities deemed to be investment grade at time of purchase. Currently, these investments are defined as government-backed mortgage obligations, corporate bonds, municipal bonds, and commercial paper. The Company determines the appropriate categorization of its debt securities at the time of purchase and reevaluates such designation at each balance sheet date. The Company has categorized all debt securities as available for sale because it currently has the intent to convert these investments into cash if and when needed. With respect to trade receivables, concentration of credit risk is limited due to the large number of customers. The Company does not require collateral from its customers. The fair value of the Company's financial instruments, other than certain of its fixed-rate long-term debt, approximates their carrying amounts. The fair value of the Company's fixed-rate long-term debt, estimated using current market rates and a discounted cash flow analysis, was approximately $465,797 at April 30, 2005.

The following table provides information on the carrying amount and fair value of financial instruments, including derivative financial instruments.

	April 30, 2005		April 30, 2004	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Marketable securities				
Current	**$ 17,739**	**$ 17,739**	$15,074	$15,074
Noncurrent	**59,074**	**59,074**	41,589	41,589
Long-term debt				
6.77% Senior Notes due June 1, 2009	**75,000**	**82,185**	75,000	75,906
7.70% Series A Senior Notes due September 1, 2005	**17,000**	**17,347**	17,000	16,943
7.87% Series B Senior Notes due September 1, 2007	**33,000**	**36,051**	33,000	35,061
7.94% Series C Senior Notes due September 1, 2010	**10,000**	**11,654**	10,000	11,105
4.78% Senior Notes due June 1, 2014	**100,000**	**98,892**	—	—
6.60% Senior Notes due November 13, 2009	**213,560**	**219,668**	—	—
Derivative financial instruments	**1,754**	**1,754**	(424)	(424)

Note Q: Income Taxes

Deferred income taxes reflect the tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax reporting. Significant components of the Company's deferred tax assets and liabilities are as follows:

	April 30,	
	2005	2004
Deferred tax liabilities:		
Intangible assets	**$130,711**	$115,433
Depreciation and amortization	**68,228**	35,575
Other (each less than five percent of total liabilities)	**13,816**	7,396
Total deferred tax liabilities	**$212,755**	$158,404
Deferred tax assets:		
Loss carryforwards	**$ 64,160**	$ 256
Employee benefits	**41,237**	18,510
Tax credit carryforwards	**12,139**	—
Intangible assets	**7,103**	1,860
Other (each less than five percent of total assets)	**13,109**	3,949
Total deferred tax assets	**$137,748**	$ 24,575
Valuation allowance for deferred tax assets	**(24,280)**	(266)
Total deferred tax assets less allowance	**$113,468**	$ 24,309
Net deferred tax liability	**$ 99,287**	$134,095

The Company acquired a number of tax loss and credit carryforwards as a result of the Multifoods acquisition. The valuation allowance for deferred tax assets at April 30, 2005, primarily relates to these acquired deferred tax assets.

The following table summarizes domestic and foreign loss carryforwards at April 30, 2005.

	Related Tax Deduction	Deferred Tax Asset	Expiration Date
Loss carryforwards:			
Federal net operating loss	$141,462	$49,512	2021 to 2024
Federal capital loss	19,779	7,322	2009 to 2010
State net operating loss	101,936	6,959	2006 to 2027
Foreign net operating loss	1,117	367	2011 to 2014
Total loss carryforwards	$264,294	$64,160	

The following table summarizes tax credit carryforwards at April 30, 2005.

	Deferred Tax Asset	Expiration Date
Tax credit carryforwards:		
Foreign tax credit	$ 9,448	2010 to 2015
Alternative minimum tax credit	2,691	Indefinite
Total tax credit carryforwards	$12,139	

The valuation allowance at April 30, 2005, includes approximately $23,195 for the above domestic and foreign loss and tax credit carryforwards.

Domestic income and foreign withholding taxes have not been recorded on undistributed earnings of foreign subsidiaries since these amounts are considered to be permanently reinvested. Any additional taxes payable on the earnings of foreign subsidiaries, if remitted, would be partially offset by domestic tax credits and deductions for foreign taxes already paid.

Income from continuing operations before income taxes is as follows:

	Year Ended April 30,		
	2005	2004	2003
Domestic	**$184,707**	$169,004	$147,581
Foreign	**19,907**	8,166	4,129
Income from continuing operations before income taxes	**$204,614**	$177,170	$151,710

The components of the provision for income taxes are as follows:

	Year Ended April 30,		
	2005	2004	2003
Current:			
Federal	**$ 28,645**	$ 52,604	$ 53,767
Foreign	**4,490**	2,692	1,331
State and local	**4,772**	4,463	6,080
Deferred	**36,247**	6,113	(3,680)
Total income tax expense – continuing operations	**$ 74,154**	$ 65,872	$ 57,498
Total income tax expense – discontinued operations	**$ 4,725**	$ 1,597	$ 1,549

A reconciliation of the statutory federal income tax rate and the effective income tax rate follows:

	Year Ended April 30,		
Percent of Pretax Income	**2005**	2004	2003
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
Increase (decrease) in income taxes resulting from:			
State and local income taxes, net of federal income tax benefit	**1.8**	0.7	2.5
Research credits	**—**	—	(0.1)
Other items	**(0.6)**	1.5	0.5
Effective income tax rate	**36.2%**	37.2%	37.9%
Income taxes paid	**$60,359**	$70,927	$45,052

Note R: Accumulated Other Comprehensive Loss

Comprehensive income is included in the Statements of Consolidated Shareholders' Equity. The components of accumulated other comprehensive loss as shown on the Consolidated Balance Sheets are as follows:

	Foreign Currency Translation Adjustment	Minimum Pension Liability Adjustment	Unrealized (Gain) Loss on Available-for-Sale Securities	Unrealized Gain on Cash Flow Hedging Derivatives	Accumulated Other Comprehensive Loss
Balance at May 1, 2002	$ 14,966	$ 797	$ —	$ —	$ 15,763
Current period (credit) charge	(8,268)	13,917	477	(381)	5,745
Income tax (benefit) expense	—	(5,288)	(181)	145	(5,324)
Balance at April 30, 2003	$ 6,698	$ 9,426	$ 296	$ (236)	$ 16,184
Reclassification adjustments	—	—	—	381	381
Current period credit	(6,697)	(5,582)	(872)	(1,889)	(15,040)
Income tax expense	—	2,179	327	554	3,060
Balance at April 30, 2004	$ 1	$ 6,023	$(249)	$(1,190)	$ 4,585
Reclassification adjustments	(92)	—	—	1,889	1,797
Current period (credit) charge	(15,185)	16,122	436	(1,467)	(94)
Income tax benefit	—	(5,812)	(161)	(156)	(6,129)
Balance at April 30, 2005	**$(15,276)**	**$16,333**	**$ 26**	**$ (924)**	**$ 159**

Note S: Common Shares

Voting: The Company's Amended and Restated Articles of Incorporation ("the Articles") provide that each holder of an outstanding common share is entitled to one vote on each matter submitted to a vote of the shareholders except for the following specific matters:

- any matter that relates to or would result in the dissolution or liquidation of the Company;
- the adoption of any amendment of the articles of incorporation, or the regulations of the Company, or the adoption of amended articles of incorporation, other than the adoption of any amendment or amended articles of incorporation that increases the number of votes to which holders of common shares are entitled or expand the matters to which time phase voting applies;
- any proposal or other action to be taken by the shareholders of the Company, relating to the Company's rights agreement or any successor plan;
- any matter relating to any stock option plan, stock purchase plan, executive compensation plan, or other similar plan, arrangement, or agreement;
- adoption of any agreement or plan of or for the merger, consolidation, or majority share acquisition of the Company or any of its subsidiaries with or into any other person, whether domestic or foreign, corporate or noncorporate, or the authorization of the lease, sale, exchange, transfer, or other disposition of all, or substantially all, of the Company's assets;
- any matter submitted to the Company's benefit, stock option, compensation, or other similar plan; and
- any matter relating to the issuance of common shares, or the repurchase of common shares that the Company's board of directors determines is required or appropriate to be submitted to the Company's shareholders under the Ohio Revised Code or applicable stock exchange rules.

On the matters listed above, common shares are entitled to ten votes per share, if they meet the requirements set forth in the Articles. Shares which would be entitled to ten votes per share are:

- common shares owned at the close of business on May 31, 2002;
- common shares received as a result of the *Jif* and *Crisco* brands merger on June 1, 2002;
- common shares received as a result of the Multifoods acquisition on June 18, 2004; or
- common shares received through the Company's various equity plans.

In the event of a change in beneficial ownership, the new owner of that share will be entitled to only one vote with respect to that share on all matters until four years pass without a further change in beneficial ownership of the share.

Shareholders' Rights Plan: Pursuant to a shareholders' rights plan established in 1999, one share purchase right is associated with each of the Company's outstanding common shares.

Under the plan, the rights will initially trade together with the Company's common shares and will not be exercisable. In the absence of further action by the directors, the rights generally will become exercisable and allow the holder to acquire the Company's common shares at a discounted price if a person or group acquires ten percent or more of the outstanding common shares. Rights held by persons who exceed the applicable thresholds will be void. Shares held by members of the Smucker family are not subject to the thresholds. If exercisable, each right entitles the shareholder to buy one common share at a discounted price. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price.

The plan also includes an exchange option. In general, if the rights become exercisable, the directors may, at their option, effect an exchange of part or all of the rights, other than rights that have become void, for common shares. Under this option, the Company would issue one common share for each right, in each case subject to adjustment in certain circumstances.

The Company's directors may, at their option, redeem all rights for $0.01 per right, generally at any time prior to the rights becoming exercisable. The rights will expire May 14, 2009, unless earlier redeemed, exchanged, or amended by the directors.

Report of Management on Responsibility for Financial Reporting

Management of The J. M. Smucker Company is responsible for the preparation, integrity, accuracy, and consistency of the consolidated financial statements and the related financial information in this report. Such information has been prepared in accordance with U.S. generally accepted accounting principles and is based on management's best estimates and judgments.

The Company maintains systems of internal accounting controls supported by formal policies and procedures that are communicated throughout the Company. There is an extensive program of audits performed by the Company's internal audit staff and independent registered public accounting firm designed to evaluate the adequacy of and adherence to these controls, policies, and procedures.

Ernst & Young LLP, independent registered public accounting firm, has audited the Company's financial statements in accordance with the standards of the Public Company Accounting Oversight Board. Management has made all financial records and related data available to Ernst & Young LLP during its audit.

The Company's audit committee, comprised of three nonemployee members of the Board, meets regularly with the independent registered public accounting firm and management to review the work of the internal audit staff and the work, audit scope, timing arrangements, and fees of the independent registered public accounting firm. The audit committee also regularly satisfies itself as to the adequacy of controls, systems, and financial records. The director of the internal audit department is required to report directly to the chair of the audit committee as to internal audit matters.

It is the Company's best judgment that its policies and procedures, its program of internal and independent audits, and the oversight activity of the audit committee work together to provide reasonable assurance that the operations of the Company are conducted according to law and in compliance with the high standards of business ethics and conduct to which the Company subscribes.

Timothy P. Smucker
Chairman and
Co-Chief Executive Officer

Richard K. Smucker
President and
Co-Chief Executive Officer

Mark R. Belgya
Vice President,
Chief Financial Officer
and Treasurer

Directors, Officers, and General Managers

— The J. M. Smucker Company —

Directors

Vincent C. Byrd
Senior Vice President, Consumer Market
The J. M. Smucker Company

R. Douglas Cowan A
Chairman and Chief Executive Officer
The Davey Tree Expert Company
Kent, Ohio

Kathryn W. Dindo A, E
Vice President and Chief Risk Officer
FirstEnergy Corp.
Akron, Ohio

Fred A. Duncan
Senior Vice President, Special Markets
The J. M. Smucker Company

Elizabeth Valk Long A, E
Former Executive Vice President
Time Inc.
New York, New York

Charles S. Mechem, Jr. E, G
Retired Chairman
Convergys Corporation
Cincinnati, Ohio

Gary A. Oatey G
Chairman and Chief Executive Officer
Oatey Co.
Cleveland, Ohio

Richard K. Smucker
President and Co-Chief Executive Officer
The J. M. Smucker Company

Timothy P. Smucker
Chairman and Co-Chief Executive Officer
The J. M. Smucker Company

William H. Steinbrink G
Interim President
Wittenberg University
Springfield, Ohio

A Audit Committee Member
E Executive Compensation Committee Member
G Nominating and Corporate Governance Committee

Officers & General Managers

Timothy P. Smucker
Chairman and Co-Chief Executive Officer

Richard K. Smucker
President and Co-Chief Executive Officer

Mark R. Belgya
Vice President, Chief Financial Officer and Treasurer

Vincent C. Byrd
Senior Vice President, Consumer Market

Barry C. Dunaway
Vice President, Corporate Development

Fred A. Duncan
Senior Vice President, Special Markets

Robert E. Ellis
Vice President, Human Resources

M. Ann Harlan
Vice President, General Counsel and Secretary

Donald D. Hurrle, Sr.
Vice President, Sales, Grocery Market

Richard G. Jirsa
Vice President and Corporate Controller

John F. Mayer
Vice President, Customer Development

John D. Milliken
Vice President, Logistics and Western Operations

Steven Oakland
Vice President and General Manager, Consumer Oils and Baking

Andrew G. Platt
Vice President, Information Services and Chief Information Officer

Christopher P. Resweber
Vice President, Marketing Services

Mark T. Smucker
Vice President and Managing Director, Canada

Richard F. Troyak
Vice President, Operations

Paul Smucker Wagstaff
Vice President and General Manager, Foodservice Market

John W. Denman
Assistant Controller

Adam M. Ekonomon
Assistant General Counsel and Assistant Secretary

Debra A. Marthey
Assistant Treasurer

Gary A. Jeffcott
General Manager, Industrial and International Markets

Julia L. Sabin
General Manager, Beverage Market

Properties

Corporate Offices:
Orrville, Ohio

Domestic Locations:
Chico, California
Cincinnati, Ohio
Grandview, Washington
Havre de Grace, Maryland
Lexington, Kentucky
Memphis, Tennessee
New Bethlehem, Pennsylvania
Orrville, Ohio
Oxnard, California
Ripon, Wisconsin
Salinas, California
Scottsville, Kentucky
Toledo, Ohio
West Fargo, North Dakota*

International Manufacturing Locations:
Burlington, Ontario, Canada
Delhi Township, Ontario, Canada
Dunnville, Ontario, Canada
Livingston, Scotland
Montreal, Quebec, Canada (bakery mix facility)**
Montreal, Quebec, Canada (flour mill)
Port Colborne, Ontario, Canada**
Ste. Marie, Quebec, Canada
Saskatoon, Saskatchewan, Canada

Sales and Administrative Offices:*
Bentonville, Arkansas
Calgary, Alberta, Canada
Concord, Ontario, Canada
Markham, Ontario, Canada
Minnetonka, Minnesota
Mexico City, Mexico
Montreal, Quebec, Canada
Rexdale, Ontario, Canada

* Leased properties
** Land is leased under a long-term arrangement. However, the building is owned.

Shareholder Information

— The J. M. Smucker Company —

Company's Principal Place of Business

The J. M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667
(330) 682-3000

Annual Meeting

The annual meeting will be held at 11:00 a.m. Eastern Daylight Time, Friday, August 19, 2005, in the Fisher Auditorium at the Ohio Agricultural Research and Development Center, 1680 Madison Avenue, Wooster, Ohio.

Form 10-K

A copy of the Company's Form 10-K is available on the Company's Web site at www.smuckers.com. It is also available without cost to shareholders who submit a written request to:

The J. M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667
Attention: Secretary

Stock Listing

The J. M. Smucker Company's common shares are listed on the New York Stock Exchange — ticker symbol SJM.

Certifications

The Company's Chief Executive Officers have certified to the New York Stock Exchange that they are not aware of any violation by the Company of New York Stock Exchange corporate governance standards. The Company has also filed with the Securities and Exchange Commission certain certifications relating to the quality of the Company's public disclosures. These certifications are filed as exhibits to the Company's Annual Report on Form 10-K.

Transfer Agent and Registrar for the Company's Shares

The transfer agent and registrar for the Company's common shares is:

Computershare Investor Services, LLC
2 North LaSalle Street
P.O. Box A3504
Chicago, Illinois 60602-3504
(800) 456-1169

The transfer agent has primary responsibility for administering the common shares held by registered shareholders in the direct registration system, share transfers, payment of dividends whether by check or reinvestment, and issuance of tax Form 1099 information.

Dividend Reinvestment/ Direct Stock Purchase Plan

Computershare Trust Company, Inc. sponsors and administers a direct stock purchase plan, Computershare BYDS,[SM] that includes dividend reinvestment for investors in common shares of The J. M. Smucker Company. The plan brochure can be downloaded from www.computershare.com.

Dividends

The Company's Board of Directors typically declares a cash dividend each quarter. Dividends are generally payable on the first business day of March, June, September, and December. The record date is approximately two weeks before the payment date. The Company's dividend disbursement agent is Computershare Investor Services, LLC.

Shareholder Inquiries

Inquiries regarding dividend payments, loss or nonreceipt of a dividend check, address changes, stock transfers (including name changes, gifts, and inheritances), lost share certificates, and tax Form 1099 information should be addressed to:

Computershare Investor Services, LLC
2 North LaSalle Street
P.O. Box A3504
Chicago, Illinois 60602-3504
(800) 456-1169

All questions, inquiries, remittances, and other correspondence related to direct stock purchases and dividend reinvestment services should be addressed to:

Computershare Investor Services, LLC
2 North LaSalle Street
P.O. Box A3309
Chicago, Illinois 60602-3309
(800) 456-1169

All other inquiries may be directed to:

The J. M. Smucker Company
Shareholder Relations
Strawberry Lane
Orrville, Ohio 44667
(330) 684-3838

For Additional Information

To learn more about The J. M. Smucker Company, visit us at www.smuckers.com.

Independent Registered Public Accounting Firm

Ernst & Young LLP
222 South Main Street
Akron, Ohio 44308

This annual report includes certain forward-looking statements that are based on current expectations and are subject to a number of risks and uncertainties. Please reference "Certain Forward-Looking Statements" located on page 19 in the Management's Discussion and Analysis section.


SIMPLY
SMUCKER'S
SMUCKER'S

— All the Goodness of Smucker's® In a Store —

Simply Smucker's©, our showcase store, features more than 300 flavors and varieties of Smucker products as well as a wide selection of home accessories and specialty gifts. We even offer fresh-baked cookies and crumbcakes prepared at our in-store bakery. Beginning this July, you can enjoy your favorite *Smucker's* ice cream toppings on a sundae made especially for you!

For more information, please visit us at:

www.smuckers.com/simplysmuckers



333 Wadsworth Road (Rt. 57, one-quarter mile north of Rt. 30)
Orrville, Ohio 44667
(330)684-1500
Monday – Saturday 9:00 a.m. to 6:00 p.m.
Closed Sunday


SMUCKER'S

The J.M. Smucker Company
Strawberry Lane
Orrville, Ohio 44667
(330)682-3000
www.smuckers.com